


05003865

40-33

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

February 3, 2005

Michael T. Cappucci
(617) 951-7418
mcappucci@ropesgray.com

BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Columbia Acorn Fund (File No. 811-01829) and the other Columbia funds listed on Exhibit A attached hereto (together with Columbia Acorn Fund, the "Columbia Funds")

Ladies and Gentlemen:

On behalf of the Columbia Funds, and each affiliated person of the Columbia Funds that is a party defendant to the action described in the following complaint, please find enclosed a copy of the following complaint filed pursuant to Section 33 of the Investment Company Act of 1940:

1. Slaybe v. Columbia Management Advisers, Inc., Case No. 04-cv-1768, United States District Court for the District of Maryland (filed on September 29, 2004). The complaint is a derivative action filed on behalf of the Columbia Funds against Columbia Management Advisers, Inc. and certain of its affiliates (collectively, "Columbia"), certain current and former employees of Columbia, certain officers of the Columbia Funds, and certain members of the Board of Trustees/Directors of the Columbia Funds, among others.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number or Brian D. McCabe, Esq. at (617) 951-7801.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,

Michael T. Cappucci

9643828_1

Enclosures

cc: Mark Wentzien, Esq., Columbia Management (w/o encl.)
John M. Loder, Esq. (w/o encl.)
Brian D. McCabe, Esq. (w/o encl.)

Exhibit A

Columbia Acorn Trust, on behalf of the following series:	File No. 811-01829
Columbia Acorn Fund	
Columbia Acorn International	
Columbia Acorn International Select	
Columbia Acorn Select	
Columbia Acorn USA	
Columbia Thermostat Fund	
Columbia Funds Trust I, on behalf of the following series:	File No. 811-02214
Columbia High Yield Opportunity Fund	
Columbia Strategic Income Fund	
Columbia Tax-Managed Aggressive Growth	
Columbia Tax-Managed Growth Fund	
Columbia Tax-Managed Growth Fund II	
Columbia Tax-Managed Value Fund	
Columbia Funds Trust II, on behalf of the following series:	File No. 811-03009
Columbia Money Market Fund	
Columbia Newport Greater China Fund	
Columbia Newport Japan Opportunities Fund	
Columbia Funds Trust III, on behalf of the following series:	File No. 811-00881
Columbia Contrarian Income Fund	
Columbia Corporate Bond Fund	
Columbia Federal Securities Fund	
Columbia Global Equity Fund	
Columbia Intermediate Government Income Fund	
Columbia Liberty Fund	
Columbia Mid Cap Value Fund	
Columbia Quality Plus Bond Fund	
Columbia Funds Trust IV, on behalf of the following series:	File No. 811-02865
Columbia Municipal Money Market Fund	
Columbia Tax-Exempt Fund	
Columbia Tax-Exempt Insured Fund	
Columbia Utilities Fund	
Columbia Funds Trust V, on behalf of the following series:	File No. 811-05030
Columbia California Tax-Exempt Fund	
Columbia Connecticut Intermediate Municipal Bond Fund	
Columbia Connecticut Tax-Exempt Fund	
Columbia Florida Intermediate Municipal Bond Fund	
Columbia Intermediate Tax-Exempt Bond Fund	
Columbia Large Company Index Fund	
Columbia Massachusetts Intermediate Municipal Bond Fund	
Columbia Massachusetts Tax-Exempt Fund	
Columbia New Jersey Intermediate Municipal Bond Fund	
Columbia New York Intermediate Municipal Bond Fund	
Columbia New York Tax-Exempt Fund	
Columbia Pennsylvania Intermediate Municipal Bond Fund	

Columbia Rhode Island Intermediate Municipal Bond Fund	
Columbia Small Company Index Fund	
Columbia U.S. Treasury Index Fund	
Columbia Funds Trust VI, on behalf of the following series:	File No. 811-06529
Columbia Growth & Income Fund	
Columbia Newport Asia Pacific Fund	
Columbia Small Cap Value Fund	
Columbia Funds Trust VII, on behalf of the following series:	File No. 811-06347
Columbia Europe Fund	
Columbia Newport Tiger Fund	
Columbia Funds Trust VIII, on behalf of the following series:	File No. 811-04552
Columbia Income Fund	
Columbia Intermediate Bond Fund	
Columbia Funds Trust IX, on behalf of the following series:	File No. 811-04367
Columbia High Yield Municipal Fund	
Columbia Managed Municipals Fund	
Columbia Funds Trust XI, on behalf of the following series:	File No. 811-04978
Columbia Asset Allocation Fund	
Columbia Disciplined Value Fund	
Columbia Dividend Income Fund	
Columbia European Thematic Equity Fund	
Columbia Global Thematic Equity Fund	
Columbia Growth Stock Fund	
Columbia International Equity Fund	
Columbia Large Cap Core Fund	
Columbia Large Cap Growth Fund	
Columbia Small Cap Fund	
Columbia Small Company Equity Fund	
Columbia Young Investor Fund	
Columbia Balanced Fund, Inc.	File No. 811-06338
Columbia Common Stock Fund, Inc.	File No. 811-06341
Columbia Daily Income Company	File No. 811-02507
Columbia Fixed Income Securities Fund, Inc.	File No. 811-03581
Columbia Floating Rate Advantage Fund	File No. 811-09709
Columbia Floating Rate Fund	File No. 811-08953
Columbia Growth Fund, Inc.	File No. 811-01449
Columbia High Yield Fund, Inc.	File No. 811-07834
Columbia International Stock Fund, Inc.	File No. 811-07024
Columbia Mid Cap Growth Fund, Inc.	File No. 811-04362
Columbia National Municipal Bond Fund, Inc.	File No. 811-07832
Columbia Oregon Municipal Bond Fund, Inc.	File No. 811-03983
Columbia Real Estate Equity Fund, Inc.	File No. 811-08256
Columbia Short Term Bond Fund, Inc.	File No. 811-04842
Columbia Small Cap Growth Fund, Inc.	File No. 811-07671
Columbia Strategic Investor Fund, Inc.	File No. 811-10161
Columbia Technology Fund, Inc.	File No. 811-10159

Affiliated Persons of the Columbia Funds that are Defendants

Columbia Management Group, Inc.
Columbia Fund Services, Inc.
Columbia Funds Distributor, Inc.
Bank of America Corporation
Columbia Management Advisors, Inc.
Columbia Wanger Asset Management, L.P.
Joseph R. Palombo
Margaret Eisen
Leo A. Guthart
Jerome Kahn, Jr.
Steven N. Kaplan
David C. Kleinman
Allan B. Muchin
Robert E. Nason
Charles P. McQuaid
Ralph Wanger
Douglas A. Hacker
Janet Langford Kelly
Richard W. Lowry
Charles R. Nelson
John J. Neuhauser
Patrick J. Simpson
Thomas E. Stitzel
Thomas C. Theobald
Anne-Lee Verville
Richard L. Woolworth
William E. Mayer

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	**MDL DOCKET NO. 1586**
IN RE ALGER, COLUMBIA, JANUS, MFS, ONE GROUP, PUTNAM, PIMCO	:	**Case No. 04-md-15863 (Hon. J. Frederick Motz)**
This Document Relates To:	:	
COLUMBIA SUB-TRACK	:	
Slaybe v. Columbia Management Advisers, Inc.	:	**Case No: 04-cv-1768**

CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

Plaintiffs Harold Beardsley, Brad Smith, Edward and Iris Segel, Virginia Wilcox, Pamela Yameen, Barbara Cordani, Mayer and Morris Sutton, George Slabe, as Custodian for Jo D. Slabe UGMA, Grace Nugent and David Armetta, derivatively and on behalf of the Columbia Disciplined Value Fund, Columbia International Equity Fund, Columbia Large Cap Growth Fund, Columbia Mid Cap Growth Fund, Columbia Mid Cap Value Fund, Columbia Real Estate Equity Fund, Columbia Small Cap Value Fund, Columbia Small Company Equity Fund, Columbia High Yield Fund, Columbia Quality Plus Bond Fund, Columbia Growth Fund, Columbia Acorn Fund, Columbia Acorn Trust, Inc., Columbia Funds Trusts,[1] and each of the Columbia Funds (collectively, the "Funds"), hereby complain against the Defendants as follows:

[1] The Columbia Acorn Funds are series of the Columbia Acorn Trust. Each Columbia mutual funds is either a series of a Columbia Funds Trust, of which there are ten, or is incorporated independently (the "Incorporated Columbia Stock Funds"). The Columbia Acorn Trust, Columbia Funds Trusts and the Incorporated Columbia Stock Funds are collectively referred to as the "Trust."

I. SUMMARY OF THE ACTION

1. This derivative action seeks to recover damages for the Funds for harm inflicted upon them by their own fiduciaries, who breached their fiduciary duties to the Funds, including those arising under Sections 36(a) and 36(b) of the Investment Company Act of 1940 (the "ICA") and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "IAA"), and by those who participated in a manipulative scheme to enrich themselves at the expense of the Funds through rapid in-and-out trading in the Funds, a practice commonly called "market timing" or "timing," and trading in shares of the Funds after the close of the financial markets each day, a practice commonly called "late trading."

2. This Complaint seeks redress for harm caused by the managers and investment advisers of mutual funds who, in order to share in the substantial profits that market timing and late trading generate, combined with the market timers and others, and allowed them to prey upon the Funds to which they owed the highest fiduciary duties of loyalty, candor, and due care. This Complaint also seeks redress for the harm caused by the Trustees of the Funds who failed or refused to perform their fiduciary duties to manage and supervise the Funds and enforce the manager's duties in the best interests of the Funds.

3. Market timing and late trading have been extremely harmful to the Funds. Market timing and late trading have caused hundreds of millions of dollars of harm to the Funds, primarily by inflating transaction costs and administrative costs, and adding unnecessary marketing and distribution costs, all of which are paid by the Funds. Market timing also causes

serious, known disruptions to mutual funds and their operations. Market timing forces portfolio managers to keep excess quantities of cash available in the funds to redeem market timers' shares when they sell out a position – cash that otherwise should be used to invest. Trading protocols are upset as capital available for investment fluctuates unpredictably, preventing portfolio managers from implementing their investment strategies for the Fund. The effect of this is to reduce the returns earned by the Funds.

4. Market timing and late trading have harmed each and every Fund in the Columbia family of mutual funds, whether or not the particular Fund was the direct victim of market timing or late trading. This is so because some expenses, such as service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and late trading may be shared among all Funds in the Columbia family, including timed-funds and non-timed funds alike. This is also so because investors have fled all the Funds in the Columbia family of mutual funds, not just the timed funds, following the public disclosure of the market timing and late trading scandal.

5. Because of these and other problems caused by market timers, fund managers for years have had in place policies and practices designed to monitor and deter market timing, including redemption penalties.

6. Conversely, market timing and late trading have been extremely profitable for market timers, and, moreover, impose little risk. Because the price movement of the underlying securities will almost certainly be followed, sometimes within a matter of hours, by a corresponding movement in the price of the funds' shares, the realization of profit on the pricing inefficiency is almost a sure bet. Market timers exploit price inefficiencies inherent in the forward pricing structure of mutual funds.

7. Moreover, timed or late trades cost little or nothing to execute because most timed mutual funds do not charge commissions, or "loads," for trades, thus shifting the transaction costs for market timing from the market timers to the funds themselves. Thus, for example, a one day trade can yield a net gain in excess of 100 percent, while the costs of timing are pushed off on the Funds as the timers move in and out of no-load funds, parking their winnings in liquid cash funds between trades.

8. Market timers and late traders could not reap these profits simply by investing in the securities held in the Funds' portfolios, because (a) the timers would bear significant transaction costs and tax consequences if they bought and sold individual securities, which are foisted upon the Funds under the market timing and late trading scheme, and (b) the underlying securities trade in the open market and are efficiently priced, as opposed to the inefficient prices of mutual fund shares, which would deny market timers the opportunity to execute trades at unfair prices.

9. In addition to the market timers themselves, who reaped quick and easy profits at the expense of the Funds, the advisers to the Funds and their affiliates also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the Funds without disclosing that they permitted, facilitated, encouraged or participated in the improper activity. At a minimum, the advisors failed to detect and/or prevent, market timing and late trading in the Funds – the types of abusive transactions they were obligated to prevent. Simply put, the advisers abandoned their fiduciary duties to the Funds in order to inflate the already huge fees they received from the Funds.

10. Market timing and late trading resulted from the wholesale abdication of the fiduciary obligations the defendants owed to the Funds. As William H. Donaldson, Chairman of

the SEC, recently observed in commenting upon the scandal that has engulfed the entire mutual fund industry:

> The relationship between an investment adviser and its clients is supposed to rest on a bedrock foundation of fiduciary principles. It is extremely troubling that so much of the conduct that led to the scandals in the mutual fund industry was, at its core, a breach of the fiduciary relationship between investment advisers and their advised funds. As fiduciaries, advisers owe their clients more than mere honesty and good faith. Recent experience suggests that all too many advisers were delivering much less.[2]

11. The market timing and late trading scandal resulted from the substantial and unresolved conflicts of interest between mutual funds and the investment advisers who create and manage the funds. Those conflicts of interest have manifested themselves in widespread instances of improper market timing and late trading in the mutual funds, all to the detriment of the Funds.

12. The nature and extent of those conflicts of interest, the market timing they led to, and the adverse impact they caused to the Funds were known by certain of the trustees of the Funds, who nonetheless approved or ratified the Fund adviser's management agreements each year, and were not adequately disclosed to or understood by other trustees of the Funds, who approved or ratified the Fund adviser's management agreements each year despite the harm the adviser caused or permitted to the Funds and who approved or ratified plans permitting the adviser to charge and collect marketing and distribution fees under Rule 12b-1 of the SEC, promulgated under the ICA, in violation of the trustees' own duties to the Funds.

13. This action is brought by shareholders of the Funds on behalf of the Funds to recover damages for the Funds from those who are responsible for the wrongdoing and from

[2] Opening Statement at an open Commission meeting on May 26, 2004 (available at http://www.sec.gov/news/speech/spch052604.htm).

those who profited, directly or indirectly, from the wrongdoing. These damages include, but are not limited to:

(a) forfeiture and return of the management, administration, distribution, and marketing fees and all other compensation paid to the investment adviser and its affiliates during the period of market timing and late trading;

(b) damages to the Funds for profits earned by the Fund Adviser and its affiliates (including officers and employees of the Fund Adviser) from market timing or late trading arrangements;

(c) damages to the Funds for direct and indirect injury, including increased transaction costs, liquidity costs, tax expenses, and lost investment opportunities, caused by market timing or late trading; and

(d) damages to the Funds for 12b-1 fees paid to the Fund Adviser and its affiliates (including third-parties) in excess of the corresponding economic benefit to the Funds.

14. This action is also brought by shareholders on behalf of the Funds to obtain injunctive relief for the Funds, including but not limited to:

(a) rescission of the adviser's management and other agreements with the Funds;

(b) rescission of the 12b-1 Plans adopted by the Funds;

(c) removal of the Fund adviser and its affiliates that manage and perform other services for the Funds; and

(d) removal of each of the Trustees of the Funds named in this Complaint and replacing them with independent Trustees.

II. JURISDICTION AND VENUE

15. This Court has jurisdiction over this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, Section 214 of the IAA, 15 U.S.C. § 80b-14, and 28 U.S.C. § 1331(a).

16. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of and are part of the same case or controversy as plaintiffs' federal claims.

17. Venue is proper in the transferor districts because some or all of the Defendants are incorporated or conduct business in and/or some of the wrongful acts alleged herein took place or originated in those judicial districts. Venue is also proper in this District of Maryland because some of the wrongful acts alleged herein took place or originated in this judicial district.

18. In connection with the acts and practices alleged herein, defendants directly or indirectly used the instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

19. This is a consolidated amended complaint filed pursuant to an Order of the Judicial Panel on Multidistrict Litigation, captioned *In re Mutual Fund Investment Litigation*, MDL Docket No. 1586, centralizing pretrial proceedings in these actions in this Court. To preserve the filing dates of the original complaints for purposes of any applicable statutes of limitation and all other defenses based upon the passage of time, the plaintiffs herein expressly reserve the right to seek transfer of these actions back to the transferor courts at the conclusion of pretrial proceedings.

III. PARTIES

20. The Plaintiffs are as follows:

(e) Plaintiff Harold Beardsley, a resident of Nassau County, New York, purchased shares of the Columbia Disciplined Value Fund, Columbia International Equity Fund, Columbia Large Cap Growth Fund, Columbia Mid Cap Growth Fund, Columbia Mid Cap Value Fund, Columbia Real Estate Equity Fund, Columbia Small Cap Value Fund, Columbia Small Company Equity Fund, Columbia High Yield Fund, and Columbia Quality Plus Bond Fund. These funds were purchased before December 2001 and Mr. Beardsley continues to hold such shares.

(f) Plaintiff Brad Smith, a resident of Chelan, Washington, purchased shares in Columbia Growth Fund before 1990 and continues to hold such shares.

(g) Plaintiffs Edward and Iris Segel, residents of Haverford, Pennsylvania, purchased shares of the Columbia Acorn Fund prior to or during the times relevant to this complaint and continue to hold them.

(h) Plaintiff Virginia Wilcox, a resident of Plymouth, Massachusetts, purchased shares of the Columbia Mid Cap Value Fund and Columbia Growth and Income Fund in 2000 and continues to hold them.

(i) Plaintiff Pamela Yameen, a resident of Haverhill, Massachusetts, purchased shares of the Columbia International Equity Fund, the Columbia Large Cap Core Fund, Columbia Large Company Index Fund and Columbia Small Company Index Fund prior to or during the times relevant to this complaint and continues to hold them.

(j) Plaintiff Barbara Cordani, a resident of Torrington, Connecticut, purchased shares of the Columbia CT Intermediate Muni Bond Fund prior to or during the times relevant to this complaint and continues to hold them.

(k) Plaintiffs Mayer and Morris Sutton, residents of Brooklyn, New York, purchased shares of the Columbia Growth Stock Fund in October 2002 and continue to hold them.

(l) Plaintiff George Slabe, as Custodian for Jo D. Slabe pursuant to the Uniform Gift to Minors Act, a resident of Goffstown, New Hampshire, purchased shares of the Columbia Young Investor Fund prior to or during the times relevant to this complaint and continues to hold them.

(m) Plaintiff Grace Nugent, a resident of Winthrop, Massachussetts, purchased shares of the Columbia Quality Plus Bond Fund and the Columbia Fleet Galaxy Money Markets Fund prior to or during the times relevant to this complaint and continues to hold them.

(n) Plaintiff David Armetta, a resident of Seatuket, New York, purchased shares of the Columbia Common Stock Fund in August 2003 and continues to hold them.

21. The Columbia Defendants are as follows:

(a) Columbia Management Group, Inc. ("CMG") is the asset management arm of BOA, and is among the world's 30 largest asset managers with over $140 billion in assets under management, as of October 31, 2002. CMG's asset management business is carried out primarily through Columbia Management Advisors, Inc. and Columbia Wanger Asset Management. CMG is an Oregon Corporation headquartered at 100 Federal Street, Boston, Massachusetts 02110.

(b) Columbia Fund Services, Inc. ("Columbia Services") is the transfer agent for the Funds. Columbia Services is responsible for identifying market-timing activity in the funds. Columbia Services is located at 100 Federal Street, Boston, Massachusetts 02110.

(c) Columbia Funds Distributor, Inc. ("Columbia Distributor") is the principal underwriter of the Funds' shares. According to the Funds website, Columbia Distributor is a wholly owned subsidiary of FleetBoston and a part of CMG. Columbia Distributor is compensated based on the amount of assets it causes to be invested in the Funds. Columbia Distributor is located at One Financial Center, Boston, MA 02111-2621.

22. The Adviser Defendants are as follows:

(a) Bank of America Corp. ("BOA") is a Delaware corporation with its headquarters at Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina[34] BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products. BOA is the indirect parent of Banc of America Securities LLC.

(b) Columbia Wanger Asset Management ("WAM") is the advisor to the Columbia Acorn Funds. WAM is a registered investment advisor under the Investment Advisors Act of 1940 and has ultimate responsibility for overseeing the day-to-day operation of the Columbia Acorn Funds. WAM receives advisory fees based on the total assets under management in the funds for which it acts as advisor. WAM is an indirect wholly owned subsidiary of CMG. WAM is headquartered at 227 West Monroe, Suite 3000, Chicago, IL 60606.

(c) Columbia Management Advisors Inc. ("Columbia Advisors") is the advisor to all of the Funds except the Columbia Acorn Funds (the "Non-Acorn Columbia Funds"), which are advised by WAM. Columbia Advisors receives advisory fees based on the total assets under management in the funds for which it acts as advisor. Columbia Advisors is a wholly owned subsidiary of CMG and is located at 100 Federal Street, Boston, Massachusetts 02110.

---

[3] Effective April 1, 2004, FleetBoston Financial Corporation ("Fleet"), a Rhode Island corporation, merged with and into BOA pursuant to an Agreement and Plan of Merger, dated October 27, 2003.

[4] In 2004, Bank of America Corporation acquired FleetBoston Financial Corporation ("FleetBoston") the former parent of Fleet National Bank and defendants bearing the Columbia name.

23. The Individual Officer Defendant listed below is an officer and employee of various Columbia entities who negotiated and/or approved the agreements with the Timer Defendants:

(a) Defendant Joseph R. Palombo was Executive Vice President and Chief Operating Officer of CMG from December 2001 forward, and was Executive Vice President of its predecessor during the Relevant Period. Palombo was Director, Executive Vice President and Chief Operating Officer of Columbia Advisors from April 2003 forward, holding similar positions with its predecessors from April 1999 until April 2003. Palombo was Vice President of Columbia Funds and Galaxy Funds and their predecessors, assuming the office of President in February 2003. He was also, as set forth below, a Trustee for the Columbia Funds. Palombo was indefinitely suspended from his positions when the SEC and the New York Attorney General filed actions against Columbia Advisors and Columbia Distributor in February 2004, and the next month Columbia announced that he would not return from his suspension at the time those entities entered into cease-and-desist orders with the regulators, among other things paying over $140 million in civil penalties and disgorgement and agreeing to implement certain corporate governance reforms so as to prevent the sort of timing transactions that led to the filing of the instant suit.

24. The Defendants described in paragraph 21 are sometimes referred to as the "Columbia Defendants."

25. The Individual Officer Defendants and Columbia Distributor are sometimes referred to as the "Columbia Distributor Defendants."

26. The Adviser Defendants and Columbia Distributor Defendants are sometimes referred to as the "Advisor/Underwriter Defendants."

27. The "Trustee Defendants" are composed of the members of the Board of Trustees for each of the Acorn Funds, Columbia Funds Trusts and Incorporated Columbia Stock Funds. The Trustees have overall management and supervisory responsibility for each of the Acorn Funds or Columbia Funds and are responsible for protecting the interests of the funds' shareholders. The Trustees also select the officers of the Acorn Funds and Columbia Funds who are responsible for the day-to-day activities of the funds.

(a) The members of the Board of Trustees of the Columbia Acorn Funds ("Acorn Trustees") are defendants:

(i) Margaret Eisen

(ii) Leo A. Guthart

(iii) Jerome Kahn, Jr.

(iv) Steven N. Kaplan

(v) David C. Kleinman

(vi) Allan B. Muchin

(vii) Robert E. Nason

(viii) John A. Wing

(ix) Charles P. McQuaid

(x) Ralph Wanger

(b) The members of the Board of Trustees of the Funds Trusts and the Incorporated Columbia Stock Funds ("Columbia Funds Trustees") are defendants:

(i) Douglas A. Hacker

(ii) Janet Langford Kelly

(iii) Richard W. Lowry

(iv) Charles R. Nelson

(v) John J. Neuhauser

(vi) Patrick J. Simpson

(vii) Thomas E. Stitzel

(viii) Thomas C. Theobald

(ix) Anne-Lee Verville

(x) Richard L. Woolworth

(xi) William E. Mayer

(xii) Joseph R. Palombo

(c) The Columbia Funds Trustees elect the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. Each Columbia Funds Trustee serves as a board member of 124 funds within the Columbia Family of Funds.

[¶¶ 28 THROUGH 30 ARE INTENTIONALLY LEFT BLANK]

31. Additional defendants are as follows:

(a) Aurum Securities Corp. ("Aurum"), a California corporation, is a registered investment advisor and Broker-Dealer, with offices at 120 Montgomery Street, San Francisco, California. Aurum was an active participant in the unlawful scheme alleged herein.

(b) Aurum Capital Management Corp. ("Aurum Capital"), a California corporation, is a registered investment advisory firm headquartered at 84 West Santa Clara Street, Suite 690, San Jose, California. Aurum Capital is an affiliate of Aurum. Aurum Capital was an active participant in the unlawful scheme alleged herein.

(c) Banc of America Securities, LLC ("BAS"), a Delaware limited liability company, is a wholly-owned subsidiary of NationsBanc Montgomery Holdings Corporation, which is itself a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by BOA. BAS, a registered broker-dealer, is a full-service United States investment bank and brokerage firm with principal offices in San Francisco, California; New York, New York; and Charlotte, North Carolina. BAS is also registered as an investment adviser pursuant to the Investment Advisers Act of 1940. In its capacity as broker-dealer, BAS accepts, executes and clears orders for hundreds of mutual funds, including the Funds.

(d) Canary Capital Partners, LLC ("Canary"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, Canary was a hedge fund engaged in the business of late trading and timing mutual funds. Canary Capital Partners, Ltd. ("CCP Ltd."), is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds. Canary Investment Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of Canary and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, CIM had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

(e) Daniel Calugar ("Calugar") is an individual who was engaged in market-timing the Funds at relevant times. Calugar is the owner and President of Security Brokerage Inc. The Securities and Exchange Commission ("SEC") charged Calugar and Security Brokerage in December 2003 with securities fraud involving late trading and market timing in mutual funds in exchange for "sticky asset"[5] investments in the hedge funds of mutual fund companies.

(f) Edward J. Stern ("Stern") is a resident of New York County, New York and at all relevant times was the Managing Principal of Canary, CCP Ltd. and CIM. Noah Lerner ("Lerner") was at all relevant times an employee of Canary. Andrew Goodwin ("Goodwin") was at all relevant times up to 2001 an employee of Canary.

(g) Canary, CCP Ltd., CIM, and Stern are collectively referred to herein sometimes as "Canary." In September 2003, Canary reached a settlement of charges filed against it by the Attorney General of the State of New York.

(h) Pritchard Capital Partners LLC ("Pritchard"), a Louisiana limited liability company, is a registered investment advisor and Broker-Dealer headquartered at 2001 Lakeshore Drive, Mandeville, Louisiana. Pritchard was an active participant in the unlawful scheme alleged herein.

(i) Sal Giacalone ("Giacalone") is an individual who was engaged in market-timing the Funds at relevant times. According to an article published on CNNMoney.com on March 2, 2004 Giacalone is a financial consultant at Smith Barney's Waltham, Massachusetts branch.

(j) Ilytat, L.P. ("Ilytat") is a San Francisco hedge fund that was engaged in market-timing the Funds at relevant times. Ilytat L.P. is located at 230 California Street, Suite 700, San Francisco, California, 94111.

[5] Portfolio managers and advisers like WAM and Columbia Advisor make their profit from fees charged to the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the advisers and managers stand to make. This fee assessment also applies to hedge funds. Knowing this, timers frequently offer the fund advisor static, non-trading assets in exchange for the right to time. These static assets are called "sticky assets."

(k) D.R. Loeser ("Loeser") a registered investment advisor, was engaged in the business of market-timing the Funds at relevant times.

(l) Ritchie Capital Management, Inc. ("RCM") is a hedge fund manager that was engaged in market-timing of the Funds at relevant times. Ritchie Capital Management, Inc. is located at 2100 Enterprise Ave, Geneva, Illinois 60134.

(m) Signalert Corporation ("Signalert"), a registered investment advisor, was engaged in market-timing the Funds at relevant times. Signalert Corporation is located at 150 Great Neck Road, Suite 301, Great Neck, New York 11021.

(n) Tandem Financial Services, Inc. ("Tandem"), an investment advisor, was engaged in market-timing the Funds at relevant times. Tandem Financial Services, Inc. is located at 6600 Decarie Blvd., Suite 200, Montreal, Quebec H3X 2K4.

(o) Alan Waldbaum ("Waldbaum") is an individual who was engaged in market-timing the Funds at relevant times.

(p) The defendants described in subparagraphs (a) through (m) above are sometimes referred to as the "Timer Defendants."

32. Nominal defendants are as follows:

(a) Columbia Acorn Trust is a Massachusetts Business Trust organized in 1992 as successor to The Acorn Fund, Inc., which became the Columbia Acorn Fund series of the Trust. Six mutual funds currently comprise the Columbia Acorn Trust: Columbia Acorn Fund, Columbia Acorn International, Columbia Acorn USA, Columbia Acorn Select, Columbia Acorn International Select, and the Columbia Thermostat Fund. Each Fund is a series of the Trust, and each Fund is an open-end, management investment company.

(b) The Columbia Funds Trust I, II, III, IV, V, VI, VII, VIII, IX and XI are collectively referred to herein as the Columbia Funds Trust. Each of the Columbia Funds Trusts is a Massachusetts Business Trust. Each Columbia mutual fund is a series issued by one of the Funds Trusts except the Incorporated Columbia Stock Funds. Each Funds Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

(c) The funds comprising the Incorporated Columbia Stock Funds are each individually incorporated under the laws of the State of Oregon as open-end investment companies registered under the Investment Company Act of 1940 and are not a series of any Columbia Funds Trust. The Incorporated Columbia Stock Funds include the Columbia Common Stock Fund, Columbia Growth Fund, Columbia International Stock Fund, Columbia Mid Cap Growth Fund, Columbia Small Cap Growth Fund, Columbia Real Estate Equity Fund, Columbia Technology Fund, Columbia Strategic Investor Fund, Columbia Balanced Fund, Columbia Short Term Bond Fund, Columbia Fixed Income Securities Fund, Columbia National Municipal Bond Fund, Columbia Oregon Municipal Bond Fund, Columbia High Yield Fund, Columbia Daily Income Company.

(d) Columbia Small Company Equity Fund is a mutual fund that seeks capital appreciation. The fund ordinarily invests at least 80% of assets in equity securities of companies with capitalizations of $1.5 billion or less. The Columbia Small Company Equity Fund is a series of the Columbia Funds Trust XI.

(e) Columbia Small Cap Value Fund is a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in equity securities issued by companies with market capitalizations under $1.5 billion. In addition to common stocks, the fund may invest in convertible securities rated at least BB, preferred stocks, and investment-grade corporate debt securities. The Columbia Small Cap Value Fund is a series of the Columbia Funds Trust VI.

(f) Columbia Growth Fund seeks capital appreciation. The fund invests primarily in common stocks. When selecting investments, management considers sales trends, earnings, profit margins, the potential for new-product development, the company's competitive position within its industry, the ability of management, and investment in research and facilities. Columbia Growth Fund is incorporated under the laws of the State of Oregon and is registered under the Investment Company Act of 1940 as an open-end investment company

(g) Columbia Acorn Fund is a mutual fund that invests primarily in common stocks of small and medium-sized companies. Up to 33% of the fund's assets may be invested in foreign markets. Columbia Acorn Fund is organized as a series of shares of the Nominal Defendant Columbia Acorn Trust.

(h) Columbia Disciplined Value Fund is a mutual fund that seeks long-term capital appreciation and considers income as secondary. The fund normally invests at least 80% of assets in common stocks, preferred stocks, and convertibles. The advisor seeks securities it judges to be undervalued based on cash flow, return on equity, return on assets, fixed-charge coverage, and ratio of market capitalization to revenues. The Columbia Disciplined Value Fund is a series of the Columbia Funds Trust XI.

(i) Columbia International Equity Fund is a mutual fund that seeks long-term capital appreciation. The fund typically invests at least 80% of assets in equity securities, primarily the equity securities of foreign issuers, and maintains investments in at least three foreign countries. The Columbia International Equity Fund is a series of the Columbia Funds Trust XI.

(j) Columbia Large Cap Growth Fund is a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in a broadly diversified portfolio of equity securities. The fund invests mainly in the securities of U.S. issuers, but may invest up to 20% of assets in foreign securities. The Columbia Large Cap Growth Fund is a series of the Columbia Funds Trust XI.

(a) Columbia Mid Cap Growth Fund is a mutual fund that seeks capital appreciation. The fund invests at least 80% of assets in stocks of companies with a market capitalization, at the time of purchase, equal to or less than the largest stock in the Russell Midcap Index. The fund may also invest, to a limited extent, in foreign securities, including American Depository Receipts. Columbia Mid Cap Growth Fund is incorporated under the laws of the State of Oregon and is registered under the Investment Company Act of 1940 as an open-end investment company.

(b) Columbia Mid Cap Value Fund is a mutual fund that seeks long-term capital growth and invests primarily in middle capitalization stocks. These are stocks of mid-size companies that have market capitalizations similar in size to those in the Russell Mid Cap Value Index. The Columbia Mid Cap Value Fund is a series of the Columbia Funds Trust III.

(c) Columbia Real Estate Equity Fund is a mutual fund that seeks capital appreciation and current income. The fund normally invests at least 80% of assets in equity securities issued by companies engaged in the real estate industry. It may invest the balance of assets in equity securities of other types of companies and in investment-grade debt securities. Columbia Real Estate Equity Fund is incorporated under the laws of the State of Oregon and is registered under the Investment Company Act of 1940 as an open-end investment company.

(d) Columbia High-Yield Fund is a mutual fund that seeks current income with capital appreciation as a secondary objective. The fund generally invests at least 80% of assets in fixed-income securities rated BB or lower. Columbia High-Yield Fund is incorporated under the laws of the State of Oregon and is registered under the Investment Company Act of 1940 as an open-end investment company.

(e) Columbia Quality Plus Bond Fund is a mutual fund that seeks current income consistent with prudent risk of capital and normally invests at least 50% of assets in high quality securities that have one of the top two ratings assigned by S&P or Moody's or unrated securities determined by management to be of comparable quality. The Columbia Quality Plus Bond Fund is a series of the Columbia Funds Trust III.

(f) The Columbia Funds are mutual funds managed by subsidiaries of BOA and are listed on Exhibit A hereto. They are each a series of the Columbia Fund Trusts, Columbia Acorn Trust or individually incorporated under the laws of the State of Oregon as open-end investment companies registered under the Investment Company Act of 1940. As of December 31, 2003, there were 132 Funds.

IV. STATEMENT OF FACTS

A. General Factual Allegations

(1) Introduction

33. Mutual funds enable small investors to invest long-term capital in the stock and bond markets. Specifically, mutual funds were intended to enable small investors to (a) accumulate diversified stock portfolios for retirement or other long-term investing with smaller amounts of capital than otherwise would be required for such investing, (b) avoid the transaction costs that ordinarily accompany stock and bond trades, and (c) utilize the services of professional investment advisers whose services otherwise would not be available at affordable prices.

34. Investors contribute cash, buying shares in the mutual fund, the number of which is directly proportionate to the amount of the investment. Mutual fund shares are issued pursuant to prospectuses that must comply with the Securities Act of 1933 and the Investment Company Act. The investor's cash is then used by the mutual fund to purchase such securities as are consistent with the stated investment goals and objectives of the mutual fund in the Prospectus.

35. Mutual funds typically hold no assets other than cash and the securities purchased for the benefit of their shareholders and engage in no investment activities of their own.

36. Mutual funds typically have no employees. Although funds may have officers, the portfolio managers and all of the officers are employees of the investment adviser. The adviser "sponsors" the funds and as a practical matter is responsible for the initial creation of the funds and the creation of new funds in the series.

37. Whether corporation or trust, typically all of the trustees are the same individuals and have the same responsibilities, the only difference between trustees being the form of entity they serve. Trustees have ultimate responsibility for the funds.

38. Each of the funds is created and sponsored by the adviser and is managed under the supervision of 10 or 12 trustees depending on whether the fund at issue was supervised by the Acorn Trustee or the Columbia Funds Trustees. The same trustees have supervised all the funds at all times relevant hereto, and their meetings for all the Funds occur at or about the same time. Each of the funds has the same adviser, who in turn appoints the same trustees, the same distributor, the same custodian, and the same transfer agent for all the funds, all of whom serve indefinite terms. The agreements between the funds and each of these entities are substantially identical form agreements, with only minor differences in fee percentages. In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single *de*

facto entity. Plaintiffs therefore bring this action as a derivative action on behalf of the entire Columbia family of funds, as well as on behalf of the particular Funds in which they invested.

39. The trust or corporation contracts with an adviser or manager to handle the day-to-day operations of the fund including making investment decisions, although the trustees retain ultimate responsibility for the fund. The adviser or the trust will enter into contracts with other entities, which in almost all instances are affiliates of the adviser, for investment advisory servicing (adviser, sub-adviser), selling or underwriting (distributors), shareholder relations and other back-office services (administrator). Each of these affiliates typically will be paid a percentage of the adviser's fee, a percentage of the assets under management, or a transaction fee from the Net Asset Value of the fund.

40. Mutual fund advisers charge and collect substantial management, administration, marketing and distribution, and other fees and compensation from the funds as a percentage of assets under management. Mutual fund advisers have a direct economic incentive to increase the amount of assets in the funds, and thus their own fees and compensation.

(2) NAV Pricing

41. Mutual fund shares are priced once each day, usually following the close of financial markets in New York at 4:00 p.m. Eastern Time. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities in a particular fund's portfolio, plus the value of any uninvested cash that the fund manager maintains for the fund and minus any expenses accrued that day. Although mutual fund shares are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:00 p.m. are priced at the next day's NAV. This practice is known as "forward pricing" and has been required by law since 1968.

42. Because NAV is set just once at 4:00 p.m. every day under the forward pricing rule, each day's NAV is inefficient. This is because the NAV has not incorporated the material information affecting the prices at which the underlying securities will trade by 4:00 p.m. Thus, the prices at which mutual funds trade are often "stale." In addition, mutual fund prices do not always reflect the true value of the stocks or bonds, especially thinly-traded securities or securities with high price volatility, but instead reflect low trading volume, especially in mid-cap, small-cap, and sector stocks, or high-yield and municipal bonds.

43. Forward pricing gives rise to a number of manipulative practices, all of which may be characterized as "market timing." These manipulative practices exploit the inefficiency of forward pricing in a number of ways involving short-term "in-and-out" purchases and redemptions of mutual fund shares that are "timed" to precede small movements in the market prices of the securities in which a fund invests before the NAV reacts to the price changes.

(3) <u>Market Timing Transactions</u>

44. Market timing transactions are frequently referred to as "round trips," because market timing involves a purchase made in anticipation of a near-term price increase that will trigger a quick sale. For example, in the case of international funds that are inefficiently priced because, as a result of domestic and foreign markets operating at different times, the last-trade prices in the foreign markets have not yet incorporated movements in the United States markets, the round trips will occur within a short time frame, often within one or two days. In other cases, such as bond funds – where the price inefficiency lasts longer because the information that causes the security to be re-valued takes longer to be disseminated to the financial markets – the duration of the round trip will be slightly longer.

45. Market timing frequently includes or consists of "late trading," in which market timers are permitted to purchase or sell mutual fund shares after the close of trading but at the same prices as other investors who must trade the shares during the day to get that day's NAV.

46. Market timers employ a variety of trading strategies to profit from small increases in the market prices for stocks and bonds in which the mutual funds invest, by purchasing mutual fund shares before increases in the underlying securities affect the fund's NAV and by redeeming fund shares after the NAV has risen.

47. Many market timers purchase mutual funds when trading models analyzing performance trends indicate that prices of the underlying securities (and consequently the fund's NAV) will rise in the short-term. For example, when a market timer's trading model indicates that the stocks of companies with small market capitalization will rise in the short term, the trader acquires small cap mutual fund shares in order to capture the benefit of the price rise. The market timer who purchases small cap fund shares then redeems those shares once the predicted rise occurs.

48. By purchasing and selling mutual fund shares, rather than the underlying small cap stocks, market timers avoid transaction costs such as commissions on each purchase and sale of stock, which costs are borne by the fund itself.

49. Another market timing scheme is designed to take advantage of the fact that some NAVs are calculated using "stale" prices for the securities in the Fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

50. One type of stale price market timing is "time zone arbitrage," which takes advantage of the fact that funds consisting primarily of foreign securities may calculate NAV

based on stale prices. A typical example is a U.S. mutual fund that invests in Japanese securities. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling those same shares once the NAV is adjusted to reflect the price increase.

51. Predictable next-day price changes in foreign securities are not exploitable by trading in the securities themselves because those shares tend to re-price as soon as trading resumes the next day. By the time a trader can buy the securities, the market price has risen to reflect the new information. However, market timers can exploit the pricing of mutual fund shares because the funds are not re-priced in response to information that becomes available while the foreign market is closed until the following day, effectively allowing market timers to buy stock at yesterday's prices.

52. Another market timing scheme seeks to take advantage of inefficiency in the pricing of certain municipal, corporate, and mortgage bonds. These bonds are not efficiently priced by the market, and consequently their prices tend to lag the prices at which more efficiently priced bond futures trade. Market timers exploit this phenomenon by purchasing (or selling) shares of a municipal bond fund that invests in such bonds on days when the prices for bond futures rise (or fall), and do so at "stale" prices. Market timers employing this trading scheme sell (or purchase) these mutual fund shares a day or two later once the prices of the

bonds have "caught up" to the prices of the bond futures, thus earning huge profits with little or no corresponding risk.

53. Yet another market timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

(4) Late Trading

54. Because of forward pricing, mutual funds are also susceptible to a manipulative practice known as "late trading." Late trading, either in conjunction with market timing or as a separate manipulative trading scheme, is the unlawful practice of allowing some investors to purchase or redeem mutual fund shares ***after*** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV.

55. Late traders seek to take advantage of events that occur after the close of trading, such as earnings announcements, by purchasing shares of mutual funds on good news or redeeming shares on bad news at prices that do not reflect those events and are therefore under- or over-valued, respectively. "Late trading can be analogized to betting today on yesterday's horse races."[6] The manipulative device virtually eliminates investment risk.

56. The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys or redeems. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that belong to the fund and its shareholders and would otherwise remain invested – to give the late

[6] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted to prevent precisely this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

57. Late trading can be accomplished in at least two different ways. The first way market timers are able to trade late is by making arrangements with a mutual fund adviser or a third-party intermediary who has made arrangements with a mutual fund adviser to have access to a trading terminal after the close of trading at 4:00 p.m. each day. Defendant BAS provided trading terminals to at least three broker-dealers that engaged in market timing and Canary– in effect, making them branch offices of BAS, but unencumbered by BAS's obligation to adhere to the forward pricing rule – giving them the ability to place orders for mutual fund shares as late as 6:30 p.m. Pacific Time, more than five hours after the financial markets closed in New York each day.

58. Market timers are also able to trade late by making arrangements with intermediaries, such as broker-dealers, trust companies, and other clearing agents, to combine the market timers' trades with other mutual fund purchases or redemptions each day, which are processed as batch orders. These intermediaries net purchases against redemptions, and submit the net orders to a mutual fund's transfer agent through the Mutual Fund Settlement, Entry and Verification Service ("FundSERV"), an automated system operated by the National Securities Clearing Corporation ("NSCC"), the only registered clearing agency that operates an automated system for processing mutual fund orders.

59. Although orders must be submitted to the intermediary broker-dealers, banks, and retirement plans before 4:00 p.m. Eastern time, SEC rules permit those intermediaries to forward the order information to FundSERV or transfers agents at a later time. Often intermediaries

process orders in the early evening. The entire process, ending in processing of orders by the transfer agent, is typically completed in the middle of the night.

60. Late traders have found numerous ways to exploit the forward-pricing regime to their advantage. For example, some intermediaries allowed certain preferred investors to place orders after the 4:00 p.m. cutoff, but before orders were submitted to transfer agents. These intermediaries sometimes blended late trades with legitimate trades in the net order information submitted to FundSERV in order to conceal the late trading. In other cases, late traders placed orders before the 4:00 p.m. cutoff, but were permitted to cancel or retract the orders after 4:00 p.m. Similarly, some intermediaries have permitted late traders to alter orders after 4:00 p.m. Finally, some late traders were given trading platforms, integrated hardware-software systems that allowed them to trade mutual fund shares directly without using an intermediary to submit orders to FundSERV. In some cases fund managers themselves permitted and aided late trading by fund investors.

61. Late traders were not necessarily restricted to trading in any single fund family through these schemes. Often intermediary broker-dealers sell shares of many different fund families through "Supermarkets." It is not unusual for a single Supermarket to offer thousands of mutual funds. By gaining access to the trading platform of a fund Supermarket, a market timer could late trade all of the funds in that Supermarket. Likewise, a market timer could late trade many different mutual funds through agreements with broker-dealers who operate a fund Supermarket.

62. Market timing was not limited to third parties who acted either alone or in complicity with intermediaries to time mutual funds. Fund insiders, like advisers, managers, and

portfolio managers, sometimes unfairly availed themselves of the opportunity that market timing provided for quick profits at the expense of the mutual funds.

(5) Mutual Fund "Short Selling" Strategy.

63. A corollary to market timing used by some investors pursuing market timing strategies involved shorting the underlying securities that make up a fund portfolio. Using this technique timers were able to profit in both rising and falling markets. Generally, fund managers do not disclose the portfolio holding information of the funds they manage. Although this information is disclosed in semi-annual and annual reports, the information is not current when it becomes publicly available. In fact, portfolio managers are generally protective of this information and will not disclose it to individual investors and fund trackers like Morningstar. However, some fund insiders provided detailed information regarding the portfolio holdings of funds to market timers. The market timers could then buy the fund and simultaneously sell short[7] a basket of stocks that mirrored the fund's holdings, leaving the timer overall market neutral. If the value of the underlying securities increased, the timer would sell the shares of the fund earning a quick profit. When the value of the underlying securities decreased the timer would close out the short position, again earning a quick profit. By working with derivative dealers to create "equity baskets" of short positions that mimicked the effect of shorting every stock in the mutual fund, a timer can reduce transaction costs associated with this strategy. Often the derivative dealers who assisted timers in creating short baskets were affiliates of banks that were loaning money to timers for timing purposes.

[7] Short selling involves selling a security that the seller borrows on the assumption that the value of the security will drop and the short seller will be able to replace the borrowed security at a lower price than the price the short seller sold it for.

(6) Market Timing Is Easy to Detect and Has Been Well-Known Since 1997.

64. Market timing in mutual funds has occurred at least since the late 1980s. During the 1980s and 1990s, a number of papers and reports were published by the media, by scholars, and by market timers themselves that described various market timing schemes and discussed the adverse impact of market timing on mutual funds. The mutual fund industry became aware of potential problems from stale prices as early as 1981 by virtue of the Putnam International Equities Fund No Action Letter, Fed. Sec. L. Rep. ¶ 76,816, 1981 WL 25522 (Feb. 23, 1981), which explicitly discussed the question of whether pricing methods used by United States international funds properly could reflect the "fair value" of underlying assets given that different nations' markets close at different times.

65. Prior to September 3, 2003, market timing and late trading had become common practice. For example, a website called www.hedgefund.net listed hedge funds whose trading strategy was mutual fund market timing.

66. In 2000, the Society of Asset Allocators and Fund Timers, Inc. ("SAAFTI") held a conference in Chicago attended by brokers and capacity consultants who secured and offered negotiated timing capacity in mutual funds and in annuities that held mutual funds. The meeting was attended by the investment advisers of many mutual fund families who were there for the specific purpose of soliciting timing business from the brokers and consultants.

67. Mutual fund managers, including investment advisers and portfolio managers, were at all relevant times aware of market timing (including late trading) and the deleterious impact of market timing (including late trading) on mutual funds and fund performance. Some mutual fund managers adopted measures ostensibly to prevent or deter market timing and late trading, such as redemption penalties.

68. Fund managers were able to detect timing transactions in their funds through well-developed mechanisms, such as tracking the number of buy-sell orders, or "round trips," in a single account or monitoring the size of transactions to determine if a trader was a timer. The fund manager could then exercise discretion to refuse to execute trades on that account, forcing the timer to resort to the subterfuge of multiple accounts or multiple brokers. These subterfuges frequently required the assistance of third party intermediaries to execute trades for the timer in such a fashion that the timing might go undetected.

69. However, mutual fund managers, including investment advisers and portfolio managers, permitted or encouraged market timing and late trading, notwithstanding the deleterious impact of market timing and late trading on mutual funds and fund performance, and despite the measures they adopted ostensibly to prevent or deter market timing and late trading, including redemption penalties, because they profited handsomely from market timing and late trading and the arrangements they made with market timers and late traders.

70. Market timing is easy to detect through shareholder turnover data. A ratio of the number of shares redeemed to the number of shares outstanding is a useful means of detecting and identifying market timing in mutual funds. Because timers make frequent "round trips," when a timer is active in the fund, the number of shares redeemed greatly exceeds the number of shares that ordinarily would be redeemed in the absence of market timing.

71. A fund that has not been timed will have a low ratio of redemptions-to-shares outstanding, whereas a fund that has been timed will have a much higher ratio of redemptions-to-shares outstanding. Timed funds have redemption ratios as many as five, ten, or even 100 or more times higher than the redemption ratios for funds that are not timed.

72. Mutual fund managers, including advisers and portfolio managers, routinely monitored mutual fund redemption rates using a variety of mechanisms of detection that were well-developed, and thus were aware of, or recklessly disregarded indications of, market timing in the form of higher than normal redemption rates.

73. By 1997, market timing in mutual funds was well-known and well-documented. During October, 1997, Asian markets were experiencing severe volatility. On Tuesday October 28, 1997, the Hong Kong market index declined approximately fourteen percent, following the previous day's decline on the New York stock market. Later on Tuesday the 28th, the New York markets rallied. Knowing that the Hong Kong market would rebound the next day, U.S. mutual funds invested in Hong Kong securities were faced with the dilemma whether to calculate NAV based on Tuesday's depressed closing prices in Hong Kong, or whether to calculate their NAV based on another method. Several mutual fund companies determined that the closing prices in Hong Kong did not represent "fair value" and used an alternate method to calculate NAV. Some investors (presumably market timers) who had expected to profit from the large price swings went so far as to complain to the SEC when Fidelity used fair value pricing.

74. On November 5, 1997 the Wall Street Journal published an article by Vanessa O'Connell describing some of the responses by mutual funds to the October market turmoil. *See Mutual Funds Fight the 'Market Timers,'* Wall St. J., 11/5/97, C1. For example, the article described a "stock-market correction trading activity" policy announced by the Dreyfus mutual funds immediately following the drop and subsequent rebound of stock prices on October 28, 1997, which permitted Dreyfus to take an additional day to complete exchanges placed by telephone during a "severe market correction" in order to prevent harm to those funds from market timing.

75. The SEC's investigation of fund companies' responses to the October, 1997, turmoil revealed that funds that used fair value pricing experienced less dilution than those that used market quotations. Further, the number of investors who attempted to take advantage of the arbitrage opportunity was "fairly large." *See* Barry P. Barbash, *Remembering the Past: Mutual Funds and the Lesson of the Wonder Years,* 1997 ICI Securities Law Procedures Conference (Dec. 4, 1997).

76. By 2001, academic research estimated that between February 1998 and March 2000 market timing caused dilution damages exceeding $420 million in a sample of only approximately 20 percent of the international funds then available to U.S. investors. *See* Jason T. Greene & Charles W. Hodges, *The Dilution Impact of Daily Fund Flows on Open-End Mutual Funds*, Journal of Financial Economics 131 (July 2002).

77. One recent study estimated that U.S. mutual funds lose over $4 billion per year to timers. *See* Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds*, Journal of Law, Economics & Organization 19:2 (Fall 2003), 245-280.

78. By 2002 specialty firms began marketing fair value pricing programs to assist mutual fund companies in reducing arbitrage opportunity in international funds. These firms provide programs to mutual funds that eliminate arbitrage opportunity by bringing stale prices in international securities up to date as of the time when NAV is calculated. One firm, ITG, now offers a Fair Value Model providing "fair value adjustment factors for over 34,000 stocks in 43 markets outside the U.S." *See* http://www.itginc.com/research/fvm.html.

(7) Market Timing Arrangements.

79. Most market timing (including substantially all late trading) in mutual funds took place through negotiated written or oral agreements giving market timers authority to trade certain amounts within a given mutual fund family or a number of fund families. The authority

to time mutual funds is known as "capacity." Market timing became so widespread that many mutual fund advisers operated "timing desks" to service market timers.

80. Timers, the intermediaries, and the Funds' managers and advisers entered into ***specific negotiated agreements*** to permit timing of certain funds in a fund family, often with prominent financial institutions lending money to timers to effect the trading and monitoring the trades. Through the misuse of sophisticated computer equipment used for clearing mutual fund trades, market timing soon morphed into late trading, a practice which ***guarantees*** profits.

81. Mutual fund advisers, distributors, and their affiliates, whose fees are a percentage of fund assets, profited from capacity arrangements that encouraged market timing, as well as from timing "under the radar," by charging and collecting fees on the money deposited by market timers in the mutual funds.

82. Market timers frequently offered mutual advisers, distributors, and their affiliates static, non-trading assets, called "sticky assets," in exchange for the right to time. In other cases, timers simply moved their money between timed mutual funds and money market funds in the same fund family, thereby earning additional fees for the mutual advisers, distributors, and their affiliates.

83. As Stephen M. Cutler, the Director of the SEC's Division of Enforcement, testified on November 3, 2003 before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Government Affairs:[8]

---

[8] *Testimony Concerning Recent Commission Activity To Combat Misconduct Relating to Mutual Funds: Hearing Before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Governmental Affairs*, 108th Cong. (Nov. 3,2003) (testimony of Stephen M. Cutler, Director, Division of Enforcement, U.S. Securities & Exchange Commission). Mr. Cutler offered the same testimony on Nov. 4, 2003, before the *House*
(continued...)

> **About half of the fund groups appear to have some kind of agreement or arrangement with frequent traders:** 50% of responding fund groups appear to have one or more arrangements with certain shareholders that allow these shareholders to engage in market timing - *i.e.*, these shareholders have been given "market timing capacity." The market timing of persons with these arrangements appears to be inconsistent with the groups' policies, and in some cases, the fund groups' prospectus disclosures and/or fiduciary obligations. We are aggressively following up on these arrangements.
>
> **Quid pro quo arrangements:** Although the information provided in this area is limited, it appears that many of the persons proposing special arrangements to get market timing space offered to invest so-called "sticky" or long-term assets in one or more funds in the complex. In most of the situations where sticky assts were discussed, the funds in which these assets were to be invested were not the same funds to be market timed by the person involved in the arrangement.

84. Market timers obtained capacity either directly through mutual fund advisers, distributors, and their affiliates, or indirectly through broker-dealers or other timers. Many fund families had "Anchor Brokers" or "Anchor Timers," who were designated broker-dealers or timers who had timing capacity agreements with a fund's adviser or its affiliates, and who doled out market timing "capacity" to timers.

85. Negotiated market timing arrangements often involved other financial institutions as participants in the timing schemes, and those financial institutions (such as banks and brokerage firms) had other business relationships with the mutual funds that encouraged the funds to accommodate the other financial institutions as well as the market timers.

(...continued)
Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises, Committee on Financial Services.

86. Banks who financed market timing negotiated loans and swaps that provided market timers with leverage at exorbitant rates to time and late trade mutual fund shares as well as short equity baskets. The banks entered these financing arrangements knowing that the loans would be used for market timing, late trading, and short baskets. The financing consisted of loans for market timing and late trading, and swaps for shorting. The collateral for the loans were mutual fund shares, so the banks followed trading closely to ensure that their loans were fully secured. Under swap arrangements, the swaps are in the bank's name as account holder, in which event the market timer manages the money, pays interest to the bank, and keeps the profit.

87. Broker-dealers and other intermediaries who offered timing capacity received remuneration from both the mutual funds themselves and the market timers to whom they allocated capacity.

88. Distributors and other service agents who permitted timing also benefited by receiving increased fees based on the money deposited into the mutual funds for market timing purposes. Distributors often receive fees based on assets under management and may earn commissions on sales of fund shares. Such fees, known as "12b-1 Fees," are paid pursuant to a plan adopted by mutual funds under Rule 12b-1 promulgated by the SEC under the ICA for marketing and distributing mutual fund shares. Rule 12b-1 permits a mutual fund to pay distribution-related costs out of fund assets, provided that the fund adopts "a written plan describing all material aspects of the proposed financing of distribution," which must include an express finding that the fees paid will result in a net economic benefit to the funds. 17 C.F.R. ¶ 240.12b-1.

89. Intermediaries who facilitated market timing also received "wrap fees" from market timers. Wrap fees are customarily charged to investors as a single fee for a variety of

investment services, such as commission trading costs and fees of an outside money manager. Wrap fees are charged as a flat percentage of assets rather than on a transaction-by-transaction basis. The name refers to the fact that these charges usually "wrap" a variety of investment services into a single fee – usually from 1 to 3 percent of assets. Broker-dealers who offered timing capacity to market timers often charged a percentage of assets that they termed a "wrap fee," even though the brokers did not generally give investment advice.

90. Typically, 12b-1 Fees are deducted from fund assets and paid to the fund's primary distributor, usually an affiliate of the adviser. Distributors usually pay a portion of those 12b-1 Fees to the broker-dealers who sell fund shares. The broker-dealers continue to receive 12b-1 fees for as long as their client's money is invested in the funds. However, broker-dealers who offered timing capacity often received 12b-1 Fees directly from the funds themselves, which were paid in addition to the 12b-1 fees paid to the mutual fund distributors.

91. Negotiated capacity arrangements by market timers also facilitated late trading through a variety of manipulative schemes. For example, market timers frequently traded through third parties, *i.e.*, broker-dealers or other intermediaries who processed large numbers of mutual fund trades every day through omnibus accounts where net trades are submitted to mutual fund companies *en masse*. By trading this way, market timers evaded detection of their activity amid the other trades in the omnibus accounts. This is one example of market timing "under the radar."

92. Timing under the radar is intended to avoid the "market timing police," a colloquial term used by market participants to describe persons employed by mutual funds ostensibly to detect and prevent market timing. Market timing police often ignored or did not

prohibit negotiated market timing, or were instructed by their superiors that certain favored investors were exempt from the restrictions.

93. Brokers who assisted in timing under the radar employed a number of tactics to avoid detection and to continue their illicit activities if a fund took steps to prevent their timing activity. These tactics included: (a) using multiple account numbers, registered representative numbers, and branch numbers to conduct market timing trades; (b) creating and using two or more affiliated broker dealers; (c) using different clearing firms to clear trades; and (d) switching between mutual fund families. Some market timers employed these tactics directly, without relying on an intermediary broker.

Banc of America Securities LLC

94. Some time prior to late 1999, in order to facilitate late trading and timing of mutual funds by brokers and timers through BAS, BAS, in conjunction with ADP, which operates its "back office," created a special electronic trading system called "RJE" ("Remote Job Entry"), and colloquially referred to as "the box," which it provided to certain market timers and broker-dealers who acted as intermediaries for a large number of market timers.

95. RJE is an electronic mutual fund entry order system that could be installed in different locations and was directly hooked up to ADP through a modem. In effect, those who had the box became branches of BAS.

96. Those market timers and broker-dealers who received the box could enter mutual fund orders at 5:30 p.m., 7:00 p.m., or 7:30 p.m. Eastern Time directly into ADP's clearing system, and therefore had the capability to buy and sell mutual fund shares at the 4:00 p.m. closing price up to 3-1/2 hours later. BAS's standard system, called "MFRS," allowed trades to be entered as late as 5:30 p.m., but only if trade tickets were time stamped prior to 4:00 p.m.

97. The box allowed broker-dealers and others to circumvent BAS's standard system and the 4:00 p.m. deadline for buying and selling mutual fund shares at that day's prices, in violation of the forward pricing rule. 17 C.F.R. § 270.22c-1(a).

98. In addition, broker-dealers and others who had the box could "batch" mutual fund trades instead of executing them one at a time, which is the standard method of entering mutual fund orders through BAS. The "batching" capability allowed brokers and timers who had the box to enter mutual fund trades *en masse* after the 4:00 p.m. deadline at that day's prices.

99. Initially, the box was developed for use by the Broker-Dealer Services ("BDS") group of BAS and defendant Aurum, a broker-dealer who was known to be extensively involved in late trading and timing mutual funds. At the time the box was developed, BDS was not very profitable, and it hoped to increase its margins by charging a per trade fee to brokers that had access to the box.

100. BAS installed the box in the offices of three broker-dealers who routinely late-traded and timed mutual funds on behalf of their clients and themselves. BAS gave the box to defendant Aurum in around late 1999 or early 2000, to defendant Trautman in or about early 2001, and to defendant Pritchard in early 2003. Each of these broker-dealers was charged $10 for each trade that was entered through the box.

101. BAS entered into clearing agreements with these brokers that, among other things, obligated them to comply with the securities laws. By virtue of these agreements, BAS sought to shift liability for its knowing violation of the forward pricing rule onto the broker-dealers.

102. BAS also installed the box in Canary's offices in or around the summer 2001, but did not charge any fee to Canary for orders placed through the box. Rather, the Private Client

Services ("PCS") group of BAS provided the box free of charge to Canary, which was not a broker-dealer, as part of a special arrangement negotiated between Defendants Stern and Theodore Siphol III ("Siphol") of PCS, under which Canary was charged a wrap fee of 100 basis points (one percent) for late trading and timing funds offered by BOA and 50 basis points (0.5 percent) for late trading and timing funds offered by other mutual fund families.

103. On September 16, 2003, the SEC instituted an administrative proceeding against Siphol charging him with violations of the Securities Act of 1933, the Securities Exchange Act of 1934, the ICA, and the IAA for his role in enabling Canary to engage in late trading shares of mutual funds offered by BOA and other mutual fund companies. The SEC charged Siphol[9] for his facilitation of Canary's late trading "manually" and through the box. As set forth in the SEC's order:

> *"Manual" Late Trading at BAS*
>
> 15. In or around May 2001, Canary began to late trade the Nations Funds. At first, Canary conducted its late trading "manually." In the manual stage, Canary was able to engage in late trading primarily because Sihpol and his team falsified BAS' books and records. Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or facsimile. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would fill out an order ticket, time stamp it, and set it to one side until that evening. Thus, Sihpol created false order tickets that made it appear as if the orders had been received prior to 4:00 p.m. ET.
>
> 16. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team, and would either confirm or cancel the "proposed" trades. If confirmed, Sihpol's team would fax the order (with its pre-4:00 p.m. time stamp and no post-4:00 p.m. time stamp) to the clearing department for

[9] Siphol was also indicted on 40 counts in connection with late trading at BOA, including a scheme to defraud in the first degree, grand larceny in the first degree, violation of the Martin Act, and falsifying business records in the first degree.

processing. As a result, Canary would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would discard the ticket.

Late Trading Through BAS' Electronic System

17. In the summer of 2001, BAS technicians installed the direct access system in Canary's offices. Through this system, Canary was able to enter its trades directly into BAS' clearing function until 6:30 p.m. ET.

18. After a Canary trader entered the trades directly into the system, the trader would print out a document confirming the trades and the time (after 4 p.m.) that the trades had been entered. The trader then faxed the document to Sihpol or a member of his team. The following day, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades were reconciled, Sihpol or a member of his team discarded the document.

19. From the summer of 2001 until the summer of 2003, Canary used the electronic system to late trade. Canary also late traded "manually" whenever there were technical problems with the electronic system. BAS technicians also installed a second direct access system in the residence of a Canary trader.

20. The electronic system enabled Canary to late trade with Nations Funds and in the many other mutual fund families with which BAS had clearing agreements. By using the electronic system, Canary was able to send orders directly to BAS' clearing function, circumventing the normal trading process in which each brokerage order must be properly documented, including the time the order was received.

21. Canary paid BAS a so-called "wrap fee" of one percent of the Canary assets in Nations Funds and one-half of one percent of the assets in other funds traded through the electronic link. Sihpol received a portion of this wrap fee. In addition, Canary agreed to leave millions of dollars invested in BAC proprietary mutual funds on a long-term basis. Canary also paid interest and other charges to BAS and its affiliates. Canary also paid fees for the installation and maintenance of the electronic system.

104. By March 2004, BOA admitted that, by allowing Canary and others to time and late trade mutual funds through its clearing platform, it caused harm not only to the Nations Funds, but to other mutual fund families as well:

> The Corporation has announced it will establish a restitution fund for shareholders of the Nations Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of ***third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation*** in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties.

BOA Form 10-K for Fiscal year 2003, filed March 1, 2004 (emphasis added).

105. On March 15, 2004, the SEC and the New York Attorney General announced a $675 million joint settlement in principle with BOA and Fleet in connection with their involvement in late trading and market timing. BOA's monetary settlement was $375 million, comprised of restitution of $250 million and penalties of $125 million (and a fee reduction of $80 million over 5 years).

106. The SEC Press Release announcing the settlement in principle states that the $375 million "will be distributed to the mutual funds and their shareholders that were harmed as a result of market timing in Nations Funds and ***other mutual funds through Bank of America***." (Emphasis added). In the same release quoted Mark Schonfeld of the SEC as saying:

> This settlement is a new benchmark in mutual fund market timing and late trading. Bank of America not only permitted timing in its own funds, ***it provided the instruments for timing and late trading of numerous other funds through its broker-dealer. This settlement will ensure compensation for all victims of the harm that resulted and prevent this misconduct from happening again***.

107. BOA's Press Release announcing the settlement states that, "subject to further discussions with the Nations Board of Trustees," approximately $25 million "would go to

Nations Funds shareholders" and the remainder to shareholders of other funds that were harmed by BAS' clearing of timing trades. Thus, ***BOA itself attributed $350 million of its $375 million monetary settlement to harm caused to other mutual fund families as a result of BAS' facilitation of late trading and market in other mutual fund families.***

108. In further recognition of BAS's misconduct in facilitating late trading through the box or otherwise, the BOA's settlement with the SEC and NYAG provides that BOA will exit the securities clearing business by the end of 2004.

109. Between late 1999 through 2003, BAS, either manually or by providing the box, allowed Aurum to late trade approximately $5.6 billion in third-party mutual funds, Trautman to late trade approximately $8.6 billion in third-party mutual funds, Canary to late trade $21.2 billion in third party mutual funds, and Pritchard to late trade approximately $4.9 billion in third party mutual funds.

110. During the Relevant Time Period, BAS on behalf of various intermediary brokers, timed the following Columbia funds:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Columbia Short Term Bond	282,836	2,426,000	2,437,016
Columbia Intl Stock	64,685	641,466	651,965
Columbia Growth	14,168	478,052	485,543
Columbia Fixed-Inc Secs	313,975	4,105,410	4,111,419
Columbia Small Cap	50	1,195	1,186
Columbia Special	201,858	4,585,834	4,565,916
Columbia Common Stock	72,813	1,628,555	1,603,632
TOTAL	950,385	$13,866,511	$13,856,678

111. During the Relevant Time Period, BAS, on behalf of Stern-related entities, including Canary, timed the following Columbia fund:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Columbia High Yield Fund	2,128,511	17,906,460	18,114,011
TOTAL	2,128,511	$17,906,460	$18,114,011

Canary

112. In or about summer 2001, as part of a package deal with BAS that included late trading and timing capacity in the Nations funds, financing for late trading and timing trades in Nations funds and other mutual funds, and unlimited capacity to late trade and time hundreds of other mutual funds, defendant BAS installed the "box," free of charge, at Canary's offices in Secaucus, New Jersey. The deal is memorialized in a letter dated May 1, 2001 by Stern to Siphol of BAS, in which, among other things, Stern writes:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than Matt [Augliero, a mutual fund clearing specialist at BAS] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP [i.e., the box], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

113. Canary executed a total of more than $18 million in trading and timing trades in the Funds through its own BAS box and a BAS box provided to Trautman.

Aurum

114. During the Relevant Time Period Defendant Aurum, on behalf of its clients, timed the following Columbia funds through BAS:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Columbia Growth	14,168	478,052	485,543
Columbia Fixed Inc Secs	301,653	3,938,813	3,944,290
Columbia Small Capt	50	1,195	1,186
Columbia Special	201,858	4,585,834	4,565,916
Columbia Common Stock	72,813	1,628,555	1,603,632
TOTAL	590,542	$10,632,449	$10,600,568

Pritchard

115. During the Relevant Time Period, Defendant Pritchard, on behalf of its clients, timed the following Columbia funds through BAS:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Columbia Short Term Bond	282,836	2,426,000	2,437,016
Columbia Intl Stock	64,685	641,466	651,965
Columbia Fixed-Inc Secs	12,322	166,596	167,128
TOTAL	359,843	$234,063	$256,110

Agreements With Market-Timers

116. Beginning in 1998 and continuing through 2003, Columbia Distributor entered into at least nine arrangements with investment advisors, hedge funds, brokers and individuals allowing them to market-time various Funds in exchange for "sticky asset" investments in other investment vehicles of Columbia affiliates.

Ilytat, L.P.

117. Between April 2000 and October 2002, Defendant Ilytat made nearly 350 round trip trades in seven International Columbia Funds. A significant number of these trades were made pursuant to an agreement Ilytat made with Columbia Distributor, with the approval of Columbia Advisors and the portfolio manager of the Columbia Newport Tiger Fund (the "Newport Tiger Fund"), to market time the Newport Tiger Fund.

118. Under the agreement, Ilytat agreed to place $20 million in the Newport Tiger Fund, with two-thirds of that amount remaining static and one third to be actively traded in and out.

119. In 2000, Ilytat made $133 million in purchases or exchanges and redeemed $104 million in the Newport Tiger Fund. During the first 5 months of 2001, Ilytat's purchases in the Newport Tiger Fund accounted for $72 million of the total purchases of $204 million in that fund. By June 2000, Ilytat was making weekly round trips of $7 million.

120. Ilytat made 73 round trips in the Columbia Acorn International Fund between September 1998 and October 2003. At the peak of its market timing in the Acorn International Funds, Ilytat made at least 40 round trips in the fund.

Ritchie Capital Management, Inc.

121. Between January 2000 and September 2002 Defendant Ritchie made over 250 round trips in the Newport Tiger Fund.

122. In 2001, Columbia Distributor negotiated with Ritchie to allow 12 round trips in the Newport Tiger Fund. At the end of 2001, Defendant John Doe 1, the Senior Vice President of Columbia Distributor, met with and sought from Ritchie's principals a "sticky asset" investment in a fixed income fund in exchange for continued timing of the Newport Tiger Fund. At the time, Ritchie's $52 million investment in the Newport Tiger Fund constituted nearly 10% of that fund's $525 million in assets.

123. In 2002, Columbia Distributor, with the assistance and consent of the Portfolio Manager for the Columbia Growth Stock Fund, agreed to permit Ritchie to market-time 10% of a $200 million investment in that fund with no limit on the number of round trips. Ritchie made at least five round trips within two months in amounts up to $7 million.

124. In 2003, Ritchie made another agreement, with Columbia Distributor, and the Portfolio Manager of the Growth Stock Fund, in which he would place $20 million in the Growth Stock Fund, make unlimited round trips with up to $2 million, and place another $10 million in the Columbia Short Term Bond Fund as a sticky asset.

125. Between June 2002 and September 2003, Ritchie made approximately 18 round trips in the Growth Stock Fund.

Edward J. Stern

126. During late 2002 and early 2003, Defendant Stern negotiated with Columbia Distributor through two intermediaries, Brean Murray and BAS, to market time the Columbia Growth & Income Fund, Columbia Select value Fund, and the Growth Stock Fund. In early 2003, Epic Advisors, on behalf of Stern's firm, CIM, entered an agreement with Columbia Distributor, permitting Stern to make up to 3 round trips per month using his entire investment of $37 million in those three funds.

127. During the same time period, Stern also placed $5 million in the Columbia High Yield Fund with permission to make one round trip per month from Columbia Distributor and with the approval of the Portfolio Manager for that fund. Between November 2002 and July 2003 Stern made seven round trips in that fund averaging $2.5 million each time.

Daniel Calugar

128. Beginning about April 1999, Defendant Calugar reached an agreement with Columbia Distributor allowing him to make one round trip per month using up to $50 million in either the Growth Stock Fund or the Columbia Young Investor Fund, which was a fund targeting children with a goal toward educating young investors.

129. In fact, Calugar averaged more than one round trip per day in the Funds. Calugar made over 200 round trips in the Young Investor Fund in 2000 trading up to $2.3 million at a time. He also made at least 13 round trips in the Stein Roe International Fund.

130. Calugar made nearly 70 round trips in the Growth Stock Fund of up to $4 million at a time between January 2000 and February 2001. He also made approximately 20 round trips in the Newport International Equity Fund during 2000 in amounts up to $6.6 million.

Sal Giacalone

131. Defendant Giacalone entered an agreement with Columbia Distributor, to place $5 million in sticky assets in the Columbia Acorn Funds in exchange for the right to make up to four round trips per month up to $15 million each in the Newport Tiger Fund.

132. Giacalone made 43 round trips in the Newport Tiger Fund between November 2000 and April 2001.

D.R. Loeser

133. Defendant Loeser entered an agreement with Columbia Distributor, allowing Loeser to make five $8 million round trips per month in the Growth Stock Fund.

134. Between January and May 2000 Loeser made approximately 20 round trips in the Growth Stock Fund and 20 round trips in the Young Investor Fund.

Signalert Corporation

135. Defendant Signalert entered into an agreement with Columbia Distributor in 1999 that allowed Signalert to invest up to $7.5 million each in the Growth Stock Fund and the Young Investor Fund. In exchange, Signalert was to place $5 million in each of six other Columbia funds trading only once a quarter. These arrangements were approved by the portfolio manager for the two funds.

136. In late 1999, senior management of Columbia Distributor pushed to increase the size of Signalert's investments. Signalert agreed to place additional sticky assets in a money market fund in exchange for permission to make 12 round trips per year year in the Growth Stock Fund and Young Investor Fund. The Growth Stock Fund Portfolio Manager and the Young Investor Portfolio Manager both approved the agreement.

137. Between 2000 and 2001, Signalert made more than 50 round trips in the Growth Stock Fund and more than 50 round trips in the Young Investor Fund. Between February and August 2001, Signalert made 20 rounds trips in the Young Investor Fund. Between February and December 2001 Signalert made 20 round trips in the Growth Stock Fund.

138. Signalert also market-timed the Acorn Fund, Galaxy Equity Value Fund, Galaxy Growth & Income Fund, and Stein-Roe Income Fund, making at least 15 round trips in the Acorn Fund between March 2001 and February 2003, 8 round trips in the Stein Roe Income

Fund in November 2001, 23 round trips in the Galaxy Equity Fund, and 25 round trips in the Galaxy Growth & Income Fund between February 2001 and January 2002.

Alan Waldbaum

139. Defendant Waldbaum entered into an agreement with Columbia Distributor under which he was permitted to make 10 round trips per year in the Columbia Tax Exempt Fund, a municipal bond fund, if he moved less than $5 million at a time and always kept at least $2 million in the fund. The Portfolio Manager for the fund approved the agreement.

140. Waldbaum made 10 round trips between November 2002 and October 2003.

Tandem Financial Services, Inc.

141. Defendant Tandem entered an agreement with Columbia Distributor permitting Tandem to make an unlimited number of trades in one or more of the Funds. Tandem made over 100 round trips in the Columbia Tax Exempt Fund between February 2000 and September 2003.

[¶¶ 142 THROUGH 250 ARE INTENTIONALLY LEFT BLANK]

(8) Impact of Market Timing

251. Market timing and late trading are inconsistent with and inimical to the primary purpose of mutual funds as long-term investments. Mutual funds are marketed towards buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain market timers have been allowed to make frequent in-and-out trades to exploit the inefficiency of forward pricing and the cost structure of the mutual funds.

252. Market timing and late trading harm mutual funds, directly and indirectly, in a variety of ways. The types of adverse impact caused to mutual funds from market timing generally can be grouped into three categories: (a) Dead Weight, (b) Dilution, and (c) Concentration.

253. Dead Weight losses result from frequent transactions in mutual fund shares by market timers. Dead Weight harms not just the Funds targeted and traded by market timers, but also affects other funds in the same fund family that are not market timed.

254. Dead Weight includes, but is not limited to, the following:

(a) increased service agent fees, such as transfer agent, compliance administrator, custodian, portfolio accounting, shareholder servicing agent, adviser, auditor, and fund accounting fees, and other agency fees, all of which increase based on the frequency of transactions and thus increase with market timing;

(b) statement costs (including costs of printing and postage for statements of account activity) for account statements relating to market timers' trades;

(c) higher capital gains tax liability resulting from the sale of underlying securities to raise cash for redemption, including redemptions caused by investors who flee the fund after learning of the late trading and timing scandal;

(d) lost investment opportunity on cash that portfolio managers must hold in reserve to redeem market timers' shares that cannot be invested in furtherance of the funds' investment strategies and objectives;

(e) inefficient trading in the Funds' underlying portfolio securities when investment advisers must buy or sell securities at inopportune times (*e.g.*, buying shares of stock in a rising market or selling them in a declining market) to cover market timers' trades (as well as to cover the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal);

(f) transaction costs for transactions in the Funds' underlying portfolio securities that result from market timing (as well as from the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal), which include bid-ask spreads and brokerage fees;

(g) interest on borrowing to maintain the mutual funds' position in the underlying portfolio securities; and

(h) increased expenses for fixed costs (including trustee or director expenses) resulting from shareholder redemptions from mutual fund families implicated in the scandal.

255. Market timing lowers the expected returns of mutual funds by restricting the amounts the fund portfolio managers are able to invest in furtherance of their investment strategies. Because the money deposited into mutual funds by market timers is not expected to remain in the funds for long periods of time but is deposited and redeemed frequently, portfolio managers must keep greater uninvested cash balances in the funds than would be required to meet ordinary redemption demand in the absence of market timing. With less cash available to invest, the net return on all fund assets (including the transient cash deposited by market timers) is lower than it would be otherwise if the managers were able to fully invest the money deposited by market timers.

256. Dead Weight harms not only the funds that are timed, but can also harm non-timed funds. Non-timed funds are harmed by market timing when timing increases costs that are shared by timed and non-timed funds within the same fund family. Certain costs, for example custodian fees, are shared by all funds in a mutual fund family. Market timing in one fund can cause an increase in these costs, which is then spread across all funds in the fund family. This is true regardless of whether those fees are calculated on a transactional basis or as a percentage of assets in the funds. If fees are calculated on a transactional basis, the costs are increased directly. If fees are calculated as a percentage of assets, the relevant service agent

must charge a higher percentage of assets when the agreement is renegotiated in a subsequent year in order to compensate for predicted future transactions. Any service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and are shared among multiple funds cause damage to timed-funds and non-timed funds alike.

257. Non-timed funds were also harmed by increased expense ratios resulting from market timing when large numbers of innocent investors redeemed their shares in the wake of the scandal. Fixed costs, such as director's fees, are shared among funds and are accrued daily. When large numbers of investors redeemed their shares after discovering that the funds were implicated in the market timing scandal, the assets of the funds shrank and the fixed costs became a greater burden.

258. Dead Weight is exacerbated when timing occurs in international and small capitalization funds because the underlying securities tend to be the most expensive to trade due to high bid-ask spreads.

259. In addition to exposing mutual funds to Dead Weight, market timers who purchase mutual fund shares on the expectation of a short-term price rise and redeem those shares at a profit also dilute the fund's assets. When a timer purchases based on an anticipated rise in the prices of the underlying securities, the portfolio manager cannot invest the timer's cash before the price of those securities rises. The timer therefore pays less than the true value of the fund share. When the underlying securities increase in price (as anticipated), the fund's NAV increases and the timer participates in this "unearned appreciation." The timer's unearned appreciation results in dilution of the fund's NAV dollar for dollar.

260. Dilution occurs when a market timer buys a mutual fund that has a stale price incorporated into its NAV, such as a fund invested in Japanese securities that calculates NAV based on information that is fourteen hours old. Dilution is compounded because the market timer repeatedly purchases mutual fund shares at a NAV that does not accurately reflect the value of the underlying securities.

261. Late trading in particular dilutes the assets of a mutual fund. When a market timer places an order to purchase mutual fund shares after the 4:00 p.m. close of the financial markets, the price at which the order should be executed is the following day's higher NAV. However, late traders are able to purchase the fund shares at the current day's lower NAV, thus reducing the purchase price for the shares and depriving the funds of the NAV appreciation between the two days. Late traders recapture this saving in the form of increased profits when they subsequently redeem their mutual fund shares.

262. Dilution occurs because the fund manager cannot invest the timer's cash at the stale price on which the NAV was calculated. In order to do so, in the example of Japanese securities, the fund manager would have to invest the timer's cash fourteen hours prior to knowing what trade is needed. The timer's cash is either invested in the underlying securities at the next day's non-stale price, or else held in cash, but in both cases the timer receives a proportionate share of the increase in NAV that results from the rising value of the underlying securities even though the timer's money was not invested when the value of the underlying securities increased. Since the timer's money is either invested at a non-stale price or held in cash, it causes a dilution of NAV across all of the fund's shares.

263. Concentration occurs when a market timer sells shares of the fund just prior to a negative price movement in the underlying securities. The exploitation of the downturn in the

market is the reversal of the exploitation of the upturn in the market in dilution. The fund manager cannot liquidate the underlying securities prior to the next-day drop in prices, and instead must sell those securities at the reduced prices. Therefore, the market timer is able to redeem shares based on a stale, inflated NAV, which concentrates the negative returns to the existing fund shares the next day.

B. Fund Family Specific Facts

(1) Prospectus Disclosures

264. The Funds, like most mutual funds, have internal policies concerning market timing.

265. For example, the prospectuses filed February 26, 1999 for each of the funds within the Columbia Acorn Trust state, in relevant part:

> THE ACORN FUNDS DO NOT PERMIT MARKET-TIMING and have adopted policies to discourage this practice.
>
> Generally, you will be permitted to make up to 4 round trip exchanges per year (a round trip is an exchange out of one fund into another fund, and then back again).
>
> YOU MAY ONLY EXCHANGE BETWEEN ACCOUNTS THAT ARE REGISTERED IN THE SAME NAME, ADDRESS, AND TAXPAYER IDENTIFICATION NUMBER.
>
> Acorn may temporarily or permanently terminate the exchange plan privilege of any investor who makes excessive use of the plan. **Excessive trading can hurt fund performance and shareholders.**
>
> **Acorn may refuse exchange purchases by any person or group, if Acorn believes the purchase will be harmful to existing shareholders.**

(emphasis in bold added).

266. Later prospectuses for the each of the funds within the Columbia Acorn Trust (Funds) filed with the SEC on April 30, 2003 state:

> **The Fund does not permit short-term or excessive trading in its shares**. Excessive purchases, redemptions or exchanges of Fund shares disrupt portfolio management and increase Fund expenses. In order to promote the best interests of shareholders, **the Fund (and any other funds distributed by Liberty Funds Distributor, Inc.) reserves the right to reject any purchase order or exchange request, particularly from market timers or investors who, in the adviser's opinion, have a pattern of short-term or excessive trading or whose trading has been or may be disruptive.**

(emphasis added).

267. The prospectuses for the Columbia Acorn International and Columbia Acorn Foreign Forty Funds, both series of shares within the Columbia Acorn Trust state:

> **In addition, if you redeem or exchange shares of the Fund that you have owned 60 days or less, the Fund will charge you a redemption fee of 2% of the redemption proceeds.** The Fund will use the "first-in" "first-out" method to determine when shares were purchased. Shares purchased prior to February 10, 2003 will not be subject to the redemption fee. **The redemption fee will be deducted from your redemption proceeds and retained by the Fund to help cover transaction and tax costs that long-term investors may bear when the Fund realizes capital gains as a result of selling securities to meet investor redemptions.** The redemption fee is not imposed on redemptions or shares purchased through reinvestment of dividends and distributions, or exchanges of shares for Class Z shares of a fund distributed by Liberty Funds Distributor, Inc. that has a redemption fee. The Fund may waive the 2% redemption fee for 401(k) plans that are in the process of liquidating their Fund investments.

(emphasis added).

268. Contrary to these stated policies, the Columbia Defendants, the Adviser Defendants, the Distributor Defendants and the Trustee Defendants knowingly permitted and actively facilitated the Timer Defendants' market timing to the detriment of the Funds and their shareholders.

269. The Timer Defendants perpetrated this manipulative scheme on the Funds, from at least 1998 to 2003, directly or with the complicity of the Columbia Defendants. The schemes

violated the said Defendants' fiduciary duties to the Funds and their shareholders, and resulted in illicit gains to the defendants in the form of substantial fees and other income for themselves and their affiliates.

270. The actions and failures to act of the Trustee Defendants alleged herein constitute willful misfeasance, bad faith, or gross negligence in the performance of their duties to the Trusts and were in reckless disregard of their obligations and duties to the Trusts.

271. The actions and failures to act of the Adviser Defendants alleged herein constitute willful misfeasance, bad faith, or gross negligence in the performance of their obligations under the Advisory Agreements or Portfolio Management Agreements and were in reckless disregard of their investment advisory obligations and duties thereunder.

272. The actions and failures to act of the Distributor Defendants alleged herein constitute willful misfeasance, bad faith, or gross negligence in the performance of its obligations under the Distribution Contracts and were in reckless disregard of the Distributor Defendants' obligations and duties thereunder.

Columbia Advisory Agreements

273. The Columbia Funds have a common form Investment Management Agreement or Advisory Agreement ("Advisory Agreement") with WAM and Columbia Advisers ("Adviser Defendants") by which WAM and Columbia Advisers each served as adviser to the Columbia Acorn Funds and the Columbia Acorn Funds and the Columbia Non Acorn Funds respectively. The Advisory Agreements had substantially similar terms. Each of these Advisory Agreements is for an initial term of 18 months and is renewable annually through a majority vote of the "disinterested" members of the Board of Directors.

274. Each of the form Advisory Agreements requires the Adviser to fulfill its advisory functions in full compliance with state and federal law, corporate governance documents, and Fund policies and procedures with all reasonable effort and diligence. By way of example, the form WAM Advisory Agreement for Columbia Acorn funds provides:

> Services of WAM.
>
> Investment Management. Subject to the overall supervision and control of Acorn's board of trustee (the "Board"), WAM shall have supervisory responsibility for the general management and investment of the Funds' assets. WAM shall comply with the 1940 Act and with all applicable rules and regulations of the Securities and Exchange Commission, the provisions of the Internal Revenue Code applicable to the Funds as regulated investment companies, the investment policies and restrictions, portfolio transaction policies and the other statement concerning the Funds in Acorn's agreement and declaration of trust, bylaws, and registration statements under the 1940 Act and the Securities Act of 1933 (the "1933 Act"), and policy decisions and procedures adopted by the Board from time to time.

The Adviser Defendants breached their contractual obligations to the Funds and are, therefore, in breach of the Advisory Agreements.

275. Each of the form Advisory Agreements also requires the Adviser to act in accordance with the stated policies in the Prospectuses. By way of example, the form WAM Advisory Agreement for Columbia Acorn funds provides:

> WAM shall comply with [. . .] the investment policies and restrictions, portfolio transaction policies and the other statements concerning the Funds.

The prospectuses defined and limited excessive exchanges. The Adviser Defendants breached their contractual obligations set forth in the Advisory Agreement because they permitted timers to make of exchanges that exceeded the limits set forth in the prospectus.

276. The Adviser Defendants perpetrated a manipulative scheme on the funds in violation of their fiduciary duties. In addition, the Adviser Defendants failed to materially

comply with the applicable rules and regulations of the SEC. Further, the conduct of the Adviser Defendants was in violation of § 36(b) of the investment company act relating to breaches of fiduciary duty regard to compensation for services.

277. The Adviser Defendants breached their duty of good faith and fair dealing inherent in the Advisory Agreements.

Columbia Distribution Agreements

278. The Columbia Funds also have a common from Distribution Agreement with the Distributor Defendants. The Distribution Agreements have substantially similar terms. Each of these Distribution Agreements is for an initial term of two year and is renewable annually through a majority vote of a majority of the "disinterested" members of the Board of Directors.

279. The Distributor Defendants contracted to market and sell shares in the Columbia Funds and to do so in accordance with the requirements of Rule 12b-1 of the ICA. By way of example, the form Columbia Distributor Distribution Agreement for the Funds provides:

> Compensation to LFDI.
>
> In connection with the distribution of shares of the Funds, LFDI will be entitled to receive (i) payments pursuant to any Distribution Plan and related agreement from time to time in effect between any Fund and LFDI or any particular class of shares of a Fund ("12b-1 Plan"), (ii) any CDSC applicable to the redemption of a Fund's Shares, determined in the manner set forth in the then current prospectus and Statement of Additional Information of that Fund, and (iii) any applicable front-end sales charges applicable to the sale of a Fund's Loan Shares, less any applicable dealer discount.

Rule 12b-1, which authorizes mutual funds to use their assets to pay for marketing and distribution expenses, restricts the implementation of such plans to those which benefit the fund company and its shareholders. The Distributor Defendant breached its contractual obligations set forth in the Distribution Agreement when it permitted the Funds to be timed, which harmed the Funds.

Defendants' Ongoing Awareness and Acknowledgement of Damage to Columbia Funds

280. During the period 1998 to 2003, portfolio managers for Columbia Funds, certain Columbia Distributor executives and the senior executives responsible for Columbia Advisors knew and intentionally disregarded the fact that timing trades were causing both potential and actual harm to the Columbia Funds.

(a) By the beginning of 2000, Columbia Distributor's senior vice president expressed concern about the potentially harmful effect that Calugar's frequent trading was having on the applicable Columbia Funds.

(b) In the spring of 2000, shortly after Calugar's trading in the Stein Roe International Fund peaked, that fund's liaison with Columbia Distributor sent an email to the heads of Columbia Advisors, Columbia Distributor, and the transfer agent for the Columbia Funds (Columbia Funds Services, Inc.), attaching a chart that he characterized as showing that "for the last 6 weeks. . . $142,018,026 has gone into the Fund and $134,935,372 has gone out. . . These figures exceed the total size of the Fund! . . . My goal here is to increase awareness of the magnitude of this problem and to get everyone involved working on a solution on a timely basis."

(c) In an August 2000 email discussing Ilytat, the portfolio manager for the Newport Tiger Fund complained to the head of Columbia Advisors and the President of Columbia Distributor, writing that the "active trading [of timers] has increased and it has become unbearable. There will be long term damage to the fund. . . . Let's understand that they really are not investors. They take advantage of the fund's delayed pricing mechanism which almost guarantees a risk free return. . . . I hope wholesalers understand that by [a short term trader's] investment they do damage to the fund's performance, tax status, and other shareholders (their clients)."

(d) In another email to the head of Columbia Advisors and the President of Columbia Distributor, dated March 2001, the Newport Tiger Fund portfolio manager stated that "Newport. . . and the fund's long-term shareholders are all negatively impacted by flippers [timers]." Advising that action be taken against timers, he spoke directly with the heads of impact on his funds that frequent movements of large amounts of cash in and out of each fund could have, making it difficult to manage the funds. The portfolio manager also expressed his short-term trading concerns to the CEO of Columbia Management Group (the common parent of the above-mentioned entities).

(e) In December 2001, Acorn International Fund's portfolio manager complained that "timer money has created large swings in cash balances that are unprecedented . . . very disruptive . . . I believe timers hurt long term shareholders." Less than a week later she complained that "[t]oday . . . one percent of the [fund's total] cash went out the door, making a mockery of the notion of managing cash levels. . . . We should talk about what to do."

(f) In July 2002, the President of Columbia Services wrote to the President of Columbia Distributor informing him that the Tiger Variable Fund was "still being plagued by market timers," and specifically that "[t]he timers are impacting [the portfolio manager's] ability to manage this fund, and likewise, impacting shareholders."

(g) In September 2002, Columbia Services reported to Columbia Distributor's Manager Director that "timers continue to disrupt fund performance and management as well as exaggerate sales figures."

(h) In November 2002, a Columbia portfolio manager quantified the impact of fund timing, writing "the impact of market timers can be understood by looking at the mutual funds vs. a representative account run by the same manager with an identical mandate. [T]he [T]iger [F]und is a good example since [I] run both of these accounts. The estimate of 400 bps of impact would be a fair approximation. You can see the smaller funds of [J]apan and [E]urope have been hurt much worse. . . ." The smaller funds referenced in that message had their annual returns reduced by nine percent and five percent, respectively.

(i) Despite the foregoing repeated concerns raised about the ongoing harm caused to the Columbia Funds by short-term or excessive trading, Columbia Advisors and Columbia Distributor allowed systematic timing to continue through September 2003.

281. On January 15, 2004, FleetBoston, formerly the ultimate parent of Fleet National Bank, the direct parent of Defendant CMG, issued a press release reporting that defendant CMG and Columbia Distributor, Inc. had received "Wells" notices from the Securities and Exchange Commission ("SEC") indicating that the SEC intended to commence an enforcement action relating to improper market timing in Funds. The press release stated, in relevant part:

> In a separate development, FleetBoston said that earlier this month two of its subsidiaries **Columbia Management Advisors, Inc., and Columbia Funds Distributor, Inc., received "Wells" notices stating that the SEC Regional Office staff in Boston had made a preliminary determination to recommend that enforcement action be brought against them, alleging that certain fund prospectuses did not accurately disclose, in violation of fiduciary duties, certain trading activity in fund shares. We believe that the allegations relate to a limited number of trading arrangements occurring in the period 1998-2003.** The majority of trades made pursuant to these arrangements were made by three entities and occurred in one international and two domestic funds. None of these arrangements is in existence today. The subsidiaries intend to engage in discussions with the SEC in an effort to reach a satisfactory resolution of these matters.

(emphasis added).

282. On February 24, 2004, the SEC brought an enforcement action against Columbia Distributor and Columbia Advisors alleging the market-timing conduct described herein. That same day, the New York Attorney General initiated a similar action alleging similar conduct. Each of the regulators generally alleged that Columbia Advisors and Columbia Distributor allowed certain preferred mutual fund customers to engage in short-term and excessive trading, while at the same time representing publicly that it prohibited such trading.

283. On March 15, 2004, the SEC announced that Columbia Advisors and Columbia Distributor had agreed to settle the civil fraud charges filed in connection to the market timing scheme alleged herein. As part of the settlement, the settling defendants agreed to disgorge $70 million in profit, pay $70 million in civil penalties, reduce management fees by $80 million over a period of five years, and implement unspecified changes in fund governance.

Columbia Distributor Actively Obstructed Efforts To Prevent Timing

284. Columbia Distributor's executives and employees prevented others from interfering with the Timer Defendants' market timing activities:

(a) In 2000, a Columbia Distributor sales executive halted efforts to stop a Prudential broker from making nearly daily round trips in the Newport Tiger Fund. Columbia Distributor's interference allowed a substantial number of additional trades to be done before the broker accounts were later shut down.

(b) In March 2001, John Doe 1, Columbia Distributor's Senior Vice President, caused a Columbia Services manager responsible for market timing to telephone a portfolio assistant for the Acorn International Fund and tell he re that it was "inappropriate" for her to take any direct action to stop Llytat for market timing. Columbia Services then put Llytat on a list of "Authorized Accounts for Frequent Trading" against which no action was to be taken.

(c) In December 2001, Defendant John Doe 1 also intervened when the Portfolio Manager for the Acorn International Fund complained about and tried to stop Llytat's market timing was allowed to continue timed trading.

(d) In 2002, Defendant John Doe 4, Columbia Distributor's Managing Director for National Accounts, intervened to reverse a stop placed Llytat's trading by Columbia Services.

(e) In January 2003, a Columbia sales manager insisted that no restrictions be placed on trading by Waldbaum because of the trading arrangement with him.

(f) In 2003, a Columbia Distributor's sales manager intervened when Columbia Services tried to stop Tandem from market-timing the Tax Exempt Fund. She wrote to the Columbia Services market surveillance manager: "They [Tandem Financial] are an advisor that we have a very close relationship with. We definitely do not want to restrict them." As a result of this intervention, Tandem was allowed to continue timing through October 2003.

(g) In March 2003, a Columbia Distributor executive intervened to allow Signalert to continue trading in Columbia High Yield Fund, despite a previous bar for excessive trading.

(2) Columbia Distributor, WAM, And Columbia Adviser Directly <u>Benefited From Market-Timing</u>

285. Because WAM and Columbia Advisor receive advisory fees based on total assets under management in the Columbia Acorn Funds and the Non-Acorn Columbia Funds, respectively, it served their interests to obtain the largest possible investment in all the funds they manage. Therefore, both WAM and Columbia Advisor benefited directly from the market-timing agreements with the Timer Defendants.

286. Columbia Distributor received revenue and its executives were compensated based on the total amount of assets they caused to be invested in the funds. As a result, Columbia Distributors directly benefited from placing timer money in the funds.

287. CMG, by virtue of its position as controlling parent of the Adviser Defendants, Columbia Distributor, and Columbia Services, is responsible for and has power to supervise those entities.

288. BOA by virtue of its position as controlling parent of CMG is responsible for and has power to supervise CMG, the Adviser Defendants, Columbia Distributor, and Columbia Services.

289. BOA, by virtue of its position as the ultimate parent of the Columbia Defendants, has ultimate responsibility and power to supervise the Columbia Defendants.

290. The Funds were further scandalized by personal timing by Columbia officers when Columbia announced that the Manager of the Columbia Small Company Equity Fund, William Garrison, had made frequent market-timing trades in his 401(k) plan using shares of his Small Company Fund and other funds, and that as a result he had been fired in November 2003.

291. The events described in this Complaint have had and will have a series of deleterious effects on the Funds, including but not limited to:

(h) The Funds incurred extensive and unnecessary transactional costs due to the market-timing transactions executed as part of the scheme alleged herein;

(i) The Funds' net returns were reduced as a result of the excessive reserve funds set aside to fund redemptions by investors who were permitted to time the funds;

(j) The Funds' net returns were reduced as a result of the difficulties associated with the management of a market timed fund caused by significant short term inflows and outflows that are associated with market timing activity. Market timing significantly interferes with the ability of advisors to manage a fund the way it should be managed and the way shareholders have a right to expect it to be managed;

(k) The Funds' advisory fees reflected additional compensation to advisors and portfolio managers who were compensated for the additional risks and complications inherent in advising and managing market timed mutual funds;

(l) The Funds' returns may have been reduced by the Columbia Defendants' disclosing to the Timer Defendants the trading activity and portfolio position of the timed funds so that, in essence, they could either short the fund or front run the fund;

(m) Loss of confidence of the investing public in the integrity and management of the Funds, resulting in outflow from the Funds causing the Funds' NAV to decline and the market value of the Funds to decline.

(n) As a result of Defendants' misconduct, the Funds are exposed to significant regulatory scrutiny and to suit by investors for losses, at a minimum, causing the Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Funds.

[¶¶292 THROUGH 500 INTENTIONALLY LEFT BLANK]

V. DEMAND FUTILITY ALLEGATIONS

501. The allegations concerning demand futility do not apply to claims asserted by the plaintiffs under Section 36(b) of the ICA, which does not confer a direct right upon the Funds or the Trusts to bring such claims.

502. Plaintiffs have not made a demand upon the Trustees of the Funds to bring action against the Adviser, the Distributor, the officers of the Funds, or any other culpable parties because doing so is excused or would be futile for the reasons set forth below.

(a) No demand is required with respect to plaintiffs' claims under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with compensation and other payments of a material nature to the Adviser Defendants or their affiliates.

(b) The Trustees are put into office by officers of the Funds or the Adviser, and are not required to stand for election or reelection by shareholders of the Funds except on rare occasions, and thus are not accountable to the shareholders of the Funds. Rather, the Trustees effectively serve at the pleasure of the Adviser. Additionally, the Trustees serve on the boards of virtually all of the Funds of the Fund Family, and are paid for this service with substantial Trustees' fees and lucrative retirement benefits, in magnitudes that are sufficient to influence them to act in the interest of the Adviser when the interests of the Adviser may conflict with the interests of the Funds.

(c) The Trustees have been well aware, for a very long period of time, of the existence of the types of activity complained of in this action, and of the potential that such activity might have been taking place in the Fund, yet have failed to investigate or to do anything to recover for damages caused to the Fund by such activities. Indeed, despite the Trustees' awareness of investigations by state and federal law enforcement authorities, and of the legal actions that have been brought by such authorities, the Directors or Trustees have failed to take any action to investigate and have failed to take any action to recover for the Fund the damages cause to it by such unlawful activity.

(d) Market timing is a phenomenon that has been common knowledge in the mutual fund industry at least since the 1980s. As early as 1989, the high-profile mutual fund company Fidelity Investments began to impose and enforce heavy redemption fees on short term trades in its mutual fund shares. In 1992, a widely-publicized book entitled *The New Market Wizards* focused attention on market timing.

(e) Since at least as early as November 5, 1997, when an article appeared in THE WALL STREET JOURNAL entitled "*Mutual Funds Fight the 'Market Timers,'*" the unlawful practices complained of have been well-known to persons in the mutual fund industry, including the Trustees of the Funds. That article detailed the prevalence of market timing in major mutual funds, the types of harm that such activity visited upon the mutual funds, and the types of measures that some mutual funds had taken and were taking in order to discourage or prevent such market timing altogether.

(f) As stated in an article printed in FORTUNE on April 19, 2004, "Clearly, by 2001 everyone connected with the fund industry had to know how crooked the business had become." *See The Secrets of Eddie Stern*, FORTUNE (April 14, 2004). The article also noted that after the current mutual fund scandal broke, the SEC surveyed 88 of the largest fund companies and discovered that half admitted to allowing market timing, and 25 percent allowed late trading.

(g) Even though the Trustees have (or should have) had knowledge of the existence and extensiveness of unlawful market timing taking place in the industry, and of the harm that results to mutual funds and fund shareholders, the Trustees either have failed to take action, despite their knowledge, with respect to such practices in connection with the Funds or they have failed to put in place the proper supervision and control mechanisms that would have brought the existence of such unlawful practices in the Funds to their attention.

(h) Under Section 15(c) of the ICA, 15 U.S.C. § 15(c), the Trustees have and had an express duty "to request and evaluate ... such information as may reasonably be necessary to evaluate the terms" of any investment advisory contract with respect to the Fund. In this case, the Trustees have and had a duty to obtain all information regarding all arrangements of the Adviser that related to the Adviser's management agreement, including all terms and conditions applicable to the Adviser's performance of its duties. Any terms, conditions, or arrangements whereby the Adviser facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading are and were, in fact, part of the Adviser's contract.

(i) Alternatively, any such arrangements are and were, at minimum, among the information "reasonably necessary to evaluate the terms of" the Investment Adviser's contract, within the meaning of Section 15(c) of the Investment Company Act. Consequently, the Trustees either failed to request all of the "reasonably necessary" information they needed to evaluate the Adviser's contract or they knew about or approved such arrangements with respect to the Fund.

(j) Indeed, given the Trustees' knowledge of the prevalence and commonplace nature of late trading and market timing in the mutual fund industry, it was incumbent upon the Directors or Trustees to take the obvious, prudent measure of implementing some kind of audit system or program that would enable them to discover all aspects and all components of the advisory contract with respect to the Funds. Had the Trustees done this, they would have become aware of the existence of the specific late trading and market timing arrangements in place with respect to such funds. However, the Trustees failed to put any such necessary system or program in place, thus subjecting themselves to a substantial risk of personal liability for breach of their fiduciary duty because of their gross negligence, and rendering themselves incapable of being able to impartially consider a shareholder demand, thereby compromising their independence.

(k) The Trustees' duties required them independently to act without a demand from a shareholder under the circumstance of this action. Their duties did not and do not come into play only when "kick-started" by a shareholder demand. The Trustees' fiduciary duties apply and applied at all times to require them to act in the best interest of the Funds, to protect the Funds from harm, and to recover damages for the Funds when the Funds have been harmed.

(l) On September 3, 2003, the New York Attorney General commenced the NYAG Complaint, thus bringing the market timing and late trading scandal to the attention of the world. Before and after the commencement of the NYAG Complaint, state and federal regulators notified mutual funds of an investigation into market timing and late trading. Since the NYAG Complaint was filed, state and federal regulators have entered into consent enforcement actions with at least six different mutual fund families, representing recoveries of civil penalties and recoveries in excess of $2 billion. The regulators' investigation, the filing of the NYAG Complaint, and the subsequent enforcement actions have highlighted the existence of market timing and late trading as well as the magnitude and severity of the scandal throughout the mutual fund industry. No Director or Trustee could claim to be ignorant of the market timing and late trading scandal since September 3, 2003. Despite that, however, the Trustees have failed to take any action against the Adviser, the Distributor, or any persons responsible for causing harm to the Funds by market timing or late trading.

(m) The purpose of a demand requirement is to bring matters to the attention of the Directors or Trustees so that they can determine what action, if any, to take regarding the matter about which the demand is made. Here, the Trustees ***already are aware*** of the matters about which they should take action to recover damages for harm to the Funds caused by market timing and late trading. Since the Trustees are already aware of the matters requiring their action, and of their duty to act, any demand under these circumstances would be nothing but redundant surplusage and would serve as nothing but an unnecessary formality that would elevate form over substance.

(n) Because the Trustees have failed for a lengthy time period to take action to recover for the Fund the damages it has suffered because of market timing and late trading, doing so at this point would be tantamount, from their perspective, to an admission that earlier action on their part was required but not forthcoming, thereby subjecting themselves to a substantial likelihood of personal liability for breach of their duty of care.

(o) Given the Trustees' awareness of the foregoing facts, and their demonstrated failure to act in the face of their knowledge of those facts, there is, at minimum, a reasonable doubt as to whether they would be independent and disinterested in responding to a demand. Moreover, given the egregiousness of the Trustees' failure of oversight as outlined above, there is, at minimum, a substantial likelihood that they will be subject to personal liability for inadequate oversight of the officers and employees of the Funds. This exposure to a substantial likelihood of personal liability prevents the Directors or Trustees from being able to consider a demand impartially, if one had been made.

(p) The likelihood of personal liability is even more pronounced in the case of those Trustees who served on the Audit Committee of the Funds since those members had easy access to the internal documents that revealed the market timing and late trading that harmed the Funds yet they took no steps to prevent such activity or to recover damages that the Funds suffered on account of such activity.

(q) The Advisory Agreements must be renewed 18 months after the initial agreement, and, after that, annually by a majority of independent Trustees of the Funds. By way of example, the form WAM Advisory Agreement for Columbia funds provides:

> Effective Date, Duration and Renewal.
>
> This agreement shall become effective on January 1, 1998. Unless terminated as provided in Section 11, this agreement shall continue in effect as to a Fund until June 30, 1999 and thereafter from year to year only so long as such continuance is specifically approved at least annually (a) by a majority of those trustees who are not interested persons of Acorn or of WAM, voting in person at a meeting called for the purpose of voting on such approval, and (b) by either the Board or vote of the holders of a "majority of the outstanding shares" of that Fund (which term as used throughout this agreement shall be construed in accordance with the definition of "vote of a majority of the outstanding voting securities of a company" in section 2(a)(42) of the 1940 Act).

(r) The Advisory Agreements were renewed in 2002, even as the Trustees knew that the Adviser Defendants were perpetrating market timing and late trading of the Columbia Funds

[¶¶ 503 THROUGH 600 ARE INTENTIONALLY LEFT BLANK]

COUNT I

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (Against The Adviser And Distributor Defendants)

601. Plaintiff incorporates by reference paragraphs 1 through 500 above, but not paragraphs 501 through 600 relating to demand, as if set forth herein.

602. Each of the Funds is registered investment companies within the meaning of the ICA.

603. The Adviser Defendants are each investment advisers for the Funds as that term is defined in Section 2 of the ICA.

604. The Columbia Distributor Defendants are affiliates of the Adviser Defendants for purposes of Section 36(b) of the ICA.

605. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the investment adviser of a mutual fund owes to the mutual fund the fiduciary duties of loyalty, candor, and due care with respect to the receipt of compensation for services or payments of a material nature paid by the mutual fund to such investment adviser or any affiliated person. Those fiduciary duties apply not only to the terms of the advisory fee agreements, but also to the manner in which advisers seek approval of such agreements.

606. Pursuant to Section 36(b) of the ICA, 15 U.S.C. §80a-35(b), the Adviser owes and owed to the Funds the fiduciary duties of loyalty, candor, and due care with respect to its receipt of compensation for services or payments of any material nature paid by the Funds or its shareholders to the Adviser or any affiliated person. Those fiduciary duties include, but are not limited to, the duty of the Adviser to seek approval of any advisory agreement upon full disclosure of all information material to the Trustees' decision regarding the Adviser's compensation.

607. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

608. Thus, among other things, Section 36(b) of the ICA prohibits and prohibited the Adviser from soliciting the approval of any advisory agreement from the Funds or the Trustees by use of false or misleading information, or by failing to disclose information material to the Trustees' decision regarding the Adviser's compensation. Information concerning conflicts of interest, the nature and extent of market timing and late trading in the Funds, the nature and

extent of capacity arrangements for market timing and late trading in the Funds, and the Adviser's permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in the Funds, are particularly important to the Funds and to their independent trustees.

609. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Adviser Defendants and their affiliates did not make full and fair disclosure of all information that would be material to the Trustees' decision regarding fees and/or other compensation under advisory and/or other agreements, including in particular the Adviser Defendants' permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

610. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

611. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

612. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholder may bring a civil action against an investment adviser or any affiliated

person who has breached his or its fiduciary duty concerning such compensation or other payments.

613. Each of the Adviser Defendants and the Columbia Distributor Defendants, as their affiliates, breached his, her, or its fiduciary duty to the Funds by the acts alleged in this Complaint including, without limitation, facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

614. By agreeing and/or conspiring with the market timers to facilitate, permit, or encourage, participate in, or by failing to detect and prevent, market timing and late trading, the Adviser Defendants and the Columbia Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

615. As alleged herein, the Adviser breached its fiduciary duties with respect to the receipt of compensation for services or other payments of a material nature from the Funds or their shareholders.

616. By virtue of the foregoing, the Adviser has violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

617. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT II

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT
(Against The Trustee Defendants, Adviser Defendants, And Distributor Defendants)

618. Plaintiff incorporates by reference all paragraphs 1 through 600 above as if set forth herein.

619. Each of the Funds is a registered investment company.

620. The Adviser Defendants are investment advisers under Section 36(a) as that term is defined in Section 2 of the ICA.

621. The Columbia Distributor Defendants act as the principal underwriter for the Funds under Section 36(a) as defined in Section 2 of the ICA.

622. The Trustee Defendants are directors under Section 36(a) as that term is defined in Section 2 of the ICA.

623. Defendants BOA, CMG, and Palombo (the "Control Person Defendants"), by virtue of their ownership and position and responsibilities for managing and directing the activities of the Adviser and the Distributor, are liable for the actions of those entities.

624. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), the Adviser Defendants, the Columbia Distributor Defendants, and the Trustee Defendants owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care, including the duty of the advisers to seek approval of any advisory agreement with full disclosure of information material to the board's decision regarding their compensation and the duty of the trustees to request and evaluate such information as may reasonably be necessary to evaluate advisory agreements.

625. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby

a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

626. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants and the Columbia Distributor Defendants did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

627. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

628. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

629. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), an investment advisory agreement that is made in, or whose performance involves a, violation of the ICA, is null and void, and "is unenforceable by either party." Pursuant to Section 47(b) of the ICA, 15 U.S.C. §

46(b), any advisory agreement made in, or whose performance involves a, violation of the ICA, may be rescinded by the mutual fund.

630. Each of the Adviser Defendants, the Columbia Distributor Defendants, and the Trustee Defendants breached his, her, or its fiduciary duty to the Funds by the other acts alleged in this Complaint including, without limitation, allowing market timing and late trading all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

631. By agreeing and/or conspiring with the Timer Defendants to permit and/or encourage the Timer Defendants to time the Funds, the Adviser Defendants and the Columbia Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

632. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT III

VIOLATIONS OF SECTION 47 OF THE INVESTMENT COMPANY ACT (Against the Adviser Defendants and Distributor Defendants)

633. Plaintiff incorporates by reference all paragraphs 1 through 600 above as if set forth herein.

634. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), any contract made in violation, or the performance of which results in a violation, of the ICA is declared unenforceable.

635. For the reasons alleged herein, the agreements between or among the Adviser, the Distributor, and the Funds and the 12b-1 Plans were made in violation of, and their performance resulted in violations of, the ICA and are, therefore, unenforceable.

636. Under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), the advisory agreements and the 12b-1 Plans may be voided and the Adviser Defendants and the Columbia Distributor Defendants are liable to return to the Funds all of the fees and consideration of any kind paid to them thereunder.

COUNT IV

VIOLATION OF SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT (Against The Adviser Defendants and the Distributor Defendants)

637. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

638. The Adviser Defendants and the Columbia Distributor Defendants are investment advisers within the meaning of the IAA.

639. The Funds are clients of the Adviser Defendants and the Columbia Distributor Defendants within the meaning of Section 206 of the IAA.

640. Section 206 of the IAA, 15 U.S.C. § 80b-6, prohibits investment advisers from, among other things, directly or indirectly using the mails or any means or instrumentality of interstate commerce to (a) employ any device, scheme, or artifice to defraud a client or prospective client; (b) engage in any transaction, practice, or course of business which operates as a fraud or deceit upon a client; and (c) engage in any act, practice, or course of conduct which is fraudulent, deceptive, or manipulative.

641. The Adviser Defendants and the Columbia Distributor Defendants have violated Section 206 of the IAA by acting as alleged herein. In particular, after a reasonable opportunity

to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants and the Columbia Distributor Defendants facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading for their own personal gain at the expense of the Funds, and did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

642. Pursuant to Section 215 of the IAA, 15 U.S.C. § 80b-15, any investment adviser agreement made or approved in violation of any provision of the IAA, including the investment adviser agreements between the Adviser Defendants or the Columbia Distributor Defendants and the Funds and the 12b-1 Plans, is null and void and may not be enforced by any party thereto.

643. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT V

CONTROL PERSON LIABILITY UNDER SECTION 48 OF THE INVESTMENT COMPANY ACT (Against The Adviser Defendants, The Distributor Defendants And The Trustee Defendants)

644. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

645. Section 48 of the ICA, 15 U.S.C. § 47(a), provides that it is unlawful for any person, directly or indirectly, to cause another person to do any act or thing that violates the ICA.

646. The Control Person Defendants, directly or indirectly, caused the Adviser Defendants and the Columbia Distributor Defendants to engage in the unlawful conduct alleged herein.

647. Pursuant to Section 48 of the ICA, 15 U.S.C. § 47(a), the Control Person Defendants are liable for causing, directly or indirectly, the Adviser Defendants and the Columbia Distributor Defendants to engage in the unlawful conduct alleged herein.

648. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VI

COMMON LAW BREACH OF FIDUCIARY DUTY
(Against The Adviser Defendants, The Distributor Defendants And The Trustee Defendants)

649. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

650. The Adviser Defendants, the Columbia Distributor Defendants and the Trustee Defendants (the "Fiduciary Defendants"), and each of them, owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care in the management and administration of the affairs of each of the Funds and in the use and preservation of the Funds' property and assets. Further, said defendants owed a duty to each of the Funds not to waste the Funds' assets and not to place their own personal self-interest above the best interest of the Funds.

651. To discharge those duties, the Fiduciary Defendants and each of them were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds.

652. As alleged in this Complaint, each of the Fiduciary Defendants breached his, her, or its fiduciary duties by approving or receiving unlawful or excessive compensation or payments in connection with the timing and late trading schemes and other manipulative devices as alleged in this Complaint.

653. As alleged above, each of the Fiduciary Defendants also breached his, her, or its fiduciary duties to preserve and not to waste the assets of the Funds and each of them by permitting or incurring excess charges and expenses to the Funds in connection with the market timing and late trading scheme.

654. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VII

BREACH OF CONTRACT
(Against Adviser, Sub-Adviser, and Other Defendants)

655. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

656. The Funds and the Adviser have entered into Advisory Contracts which are renewed annually.

657. The Funds have fully performed their obligations under the Advisory Agreement.

658. The Advisory Agreement required and requires the Adviser Defendants to comply with the requirements of the ICA and all rules and regulations of the SEC promulgated thereunder.

659. The Advisory Agreements also required and require the Adviser Defendants to comply with the rules and regulations of the Trusts and the Funds, as set forth in the prospectuses, the SAIs and otherwise.

660. The Advisory Agreements required and require the Adviser Defendants to comply with the rules and regulations of the Trusts and the Funds, as set forth in the Prospectuses, the SAIs, and otherwise.

661. The Funds and the Distributor Defendants have entered into Distribution Agreements which are renewed annually.

662. The Funds have fully performed their obligations under the Distribution Agreements.

663. Rule 12b-1, which authorizes mutual funds to use their assets to pay for marketing and distribution expenses, restricts the implementation of such plans to those which benefit the Funds.

664. The Distributor Defendants breached the Distribution Agreements by permitting market timing in the Funds, which does not benefit the Funds.

665. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which the Adviser Defendants and Distributor Defendants are liable.

COUNT VIII

BREACH OF CONTRACT
(Against Certain Additional Defendants)

666. Plaintiffs incorporate by reference paragraphs 1 through 600 above as if set forth herein.

667. Upon information and belief, throughout the relevant period, BAS and WAM and the Columbia Adviser Defendants were parties to written or oral sales agreements governing BAS's duties as broker-dealer in selling and processing trades of Fund shares (the "Dealer Agreements").

668. The Funds, for whose benefit WAM and the Columbia Advisers entered into the Dealer Agreements, are intended third-party beneficiaries of the Dealer Agreements.

669. There is implied in all agreements an obligation of good faith and fair dealing pursuant to which neither party make take any action that will deliberately frustrate the other party's purpose in entering into the contract.

670. Upon information and belief, under the Dealer Agreements, BAS expressly agreed to clear mutual fund orders through the NSCC's Fund SERV system and to transmit orders that are received prior to 4 p.m. by a certain time that day ("Day 1"), and those received after 4 p.m. by a certain time the next business day ("Day 2"). Under the Dealer Agreements, BAS and WAM and the Columbia Advisers agreed that Day 1 Trades would be priced at the Day 1 NAV and the Day 2 Trades would be priced at the Day 2 NAV.

671. BAS had an express or implied obligation to comply with the federal securities laws, the ICA, the IAA, and all rules and regulations promulgated by the SEC, including the forward pricing rule.

672. In breach of the express or implied terms of the Sales Agreements, and in violation of its obligation of good faith and fair dealing, defendant BAS permitted brokers and timers, including defendants Aurum, Trautman, Canary, and Pritchard, to submit orders for the purchase and sale of shares of mutual funds, on BAS's RJE electronic trading platform or otherwise, after 4 p.m. on a given day (Day 2 Trade) at that day's NAV (Day 1 NAV), in violation of the forward pricing rule, and permitted the Funds identified in Exhibit A hereto to be late traded and timed to the detriment of the funds.

673. Accordingly, BAS has breached its Dealer Agreements with WAM and the Columbia Adviser.

674. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT IX

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against The Timer Defendants And Additional Defendants)

675. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

676. The Timer Defendants and the Additional Defendants knew of the existence and extent of the fiduciary duties owed by the Fiduciary Defendants to the Funds. The Timer Defendants and the Additional Defendants knew that market timing and late trading the Funds were manipulative devices and knew that these acts were a breach of the fiduciary duties owed to the Funds by the Fiduciary Defendants.

677. The Additional Defendants, including BAS, allowed for the use of their instrumentalities, including the BAS box, for purposes of market timing and late trading.

678. The Timer Defendants and the Additional Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Fiduciary Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Fiduciary Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

679. The Timer Defendants and the Additional Defendants are jointly and severally liable with the Fiduciary Defendants to the Funds for damages proximately caused by their aiding and abetting as alleged herein.

680. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT X

UNJUST ENRICHMENT
(Against All Defendants)

681. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

682. All defendants described above (the "Defendants") received a benefit in the profits they earned as a result of their unlawful conduct as described in this Complaint from trading on the Funds at the expense of the Funds.

683. Justice and equity require that the Defendants not be allowed to retain those profits.

684. Justice and equity require that Defendants' unlawfully earned profits be disgorged and returned to Funds because such profits belong to the Funds.

COUNT XI

COMMON LAW INTERFERENCE WITH CONTRACT
(Against Timers, Brokers, Banks, Clearing Houses, and Others)

685. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

686. The Adviser Defendants (WAM and Columbia Advisers), and the Funds are parties to the Advisory Agreement.

687. The Adviser Defendants breached the Investment Advisory Agreement in the manner and by the actions described in this Complaint.

688. The Timer Defendants knew of the existence of the Advisory Agreement between the Adviser and the Funds and knew its terms.

689. The Timer Defendants knowingly and intentionally induced the Adviser Defendants to breach that contract and interfered with the Adviser Defendants' present and future performance of the Advisory Agreement by its acts of wrongdoing as described in this Complaint, intending to and proximately causing the described breaches of the Advisory Agreement.

690. The Timer Defendants carried out this wrongful conduct with knowledge that this conduct would interfere with the Advisory Agreements and cause such breaches of the Advisory Agreements and did in fact cause breaches of such contract.

691. The conduct of the Timer Defendants was improper and without justification or privilege.

692. As a direct and proximate result of the Timer Defendants wrongful conduct, the Timer Defendants are jointly and severally liable to the Funds with the Adviser Defendants for

injuries and damages the Funds have suffered and which they will continue to suffer and is liable for actual and punitive damages.

COUNT XII

CIVIL CONSPIRACY
(Against All Defendants)

693. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

694. All the Defendants ("Defendants") entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

695. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

696. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means proximately causing injury and damages to the Funds for which they are jointly and severally liable.

697. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing each of the Trustees of the Funds named in this Complaint and replacing them with independent Trustees;

B. Removing the Adviser Defendants and the Columbia Distributor Defendants;

C. Rescinding the management and other contracts for the Funds with the Adviser, Distributor and other Defendants;

D. Rescinding the 12b-1 Plans adopted by the Funds;

E. Ordering Defendants to disgorge all management fees and other compensation paid to the Adviser and all profits earned on unlawful trading and all management and other fees earned during the period of such trading,

F. Awarding monetary damages against all of the Defendants, individually, jointly, or severally, in favor of the Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

G. Awarding Plaintiffs the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys, and experts,

H. Granting Plaintiffs such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(b), Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: September 29, 2004

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: /s/
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP
Nicholas E. Chimicles
Michael D. Gottsch
Denise Davis Schwartzman
Timothy N. Mathews
100 Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ, HAUDEK, BLOCK,
GROSSMAN & GROSS, LLP
Stanley M. Grossman
H. Adam Prussin
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Executive Committee

Fund Derivative Plaintiffs' Steering Committee

Fund Derivative Plaintiffs' Counsel

<u>**Exhibit A**</u>

New Plaintiffs
Barbara Cordani
Grace Nugent
Mayer Sutton
Morris Sutton
Virginia Wilcox

New Defendants
Bank of America Corp.
Banc of America Securities, LLC
Aurum Securities Corp.
Aurum Capital Management Corp.
Pritchard Capital Services LLC

Dropped Plaintiffs
Steven Burda

Dropped Defendants
FleetBoston Financial Corporation
Fleet National Bank
Sal Giacalone